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The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
File No. 333-160761

SUBJECT TO COMPLETION. DATED MARCH 17, 2010

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 1, 2009

7,500,000 Shares

Theravance, Inc.

Common Stock

        We are offering 7,500,000 shares of our common stock. Our common stock is quoted on the Nasdaq Global Market under the symbol "THRX." The last reported sale price of our common stock on March 16, 2010 was $12.57 per share.

        The underwriters have a 30-day option to purchase up to a maximum of 1,125,000 additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Theravance, Inc.
Per Share	$	$	$
Total	$	$	$

        The underwriters expect to deliver the shares of common stock against payment on or about March             , 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley

Credit Suisse

Leerink Swann

The date of this prospectus supplement is March             , 2010.

ABOUT THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any related free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you, including any information incorporated by reference, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. You should also read and consider the information in the documents we have referred you to in the sections of the prospectus supplement entitled "Where You Can Find More Information."

        This prospectus supplement and the accompanying prospectus contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus supplement and accompanying prospectus are a part, while others are incorporated by reference from our previously filed periodic reports or our Registration Statement on Form 8-A (Commission File No. 000-30319), filed on September 27, 2004, and amendments thereto, including their exhibits, and you may obtain copies of these documents as described below under "Where You Can Find More Information."

        We have not taken any action to permit an offering of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus supplement and/or the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of our common stock and the distribution of this prospectus supplement and the accompanying prospectus outside of the United States.

FORWARD-LOOKING STATEMENTS

        The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not of historical fact, including, without limitation, statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, goals and objectives, may be forward-looking statements. The words "anticipates," "believes," "designed," "estimates," "expects," "goal," "intends," "may," "plans," "projects," "pursuing," "will," "would" and similar expressions (including the negatives thereof) are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We

S-i

may not actually achieve the plans, intentions, expectations or objectives disclosed in our forward-looking statements and the assumptions underlying our forward-looking statements may prove incorrect. Therefore, you should not place undue reliance on our forward-looking statements. Actual results or events may differ significantly from the results discussed in the forward-looking statements we make. Factors that might cause such a discrepancy include, but are not limited to, those discussed below in "Risk Factors." All forward-looking statements in this document are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the common stock offered by the prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus do not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus supplement and accompanying prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except the information contained in such documents to the extent "furnished" and not "filed") and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except the information contained in such documents to the extent "furnished" and not "filed"):

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2009;

  •
  our Definitive Proxy Statement on Schedule 14A, filed on March 9, 2009 (excluding those portions that are not incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2008);

  •
  the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A, filed on September 27, 2004, including any amendment or report filed for the purpose of updating such description;

  •
  our current report on Form 8-K, filed on January 28, 2010; and

  •
  our current report on Form 8-K, filed on March 17, 2010.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 808-6000 or by writing to us at the following address:

Theravance, Inc.
901 Gateway Boulevard
South San Francisco, CA 94080
Attn: Investor Relations

S-ii

        Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded for purpose of this prospectus supplement or the accompanying prospectus to the extent that a statement contained in this prospectus supplement (or in any document incorporated by reference therein) or the accompanying prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

        To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus supplement or the accompanying prospectus.

S-iii

SUMMARY

        You should read the following summary together with the entire prospectus supplement and accompanying prospectus and the documents incorporated by reference, including our consolidated financial statements and related notes. You should carefully consider, among other things, the matters discussed in "Risk Factors" in this prospectus supplement and in the documents incorporated by reference.

Theravance, Inc.

Overview

        Theravance is a biopharmaceutical company with a pipeline of internally discovered product candidates. We are focused on the discovery, development and commercialization of small molecule medicines across a number of therapeutic areas including respiratory disease, bacterial infections and gastrointestinal motility dysfunction. Our key programs include: VIBATIV™ (telavancin) with Astellas Pharma Inc. (Astellas) and our RELOVAIR™ program (formerly referred to as Horizon) and the Bifunctional Muscarinic Antagonist-beta2 Agonist (MABA) program, both with GlaxoSmithKline plc (GSK). By leveraging our proprietary insight of multivalency to drug discovery focused primarily on validated targets, we are pursuing a next generation strategy designed to discover superior medicines in areas of significant unmet medical need. Our headquarters are located at 901 Gateway Boulevard, South San Francisco, California 94080 and our telephone number is (650) 808-6000. Theravance was incorporated in Delaware in November 1996 under the name Advanced Medicine, Inc. and began operations in May 1997. The Company changed its name to Theravance, Inc. in April 2002.

        Our strategy focuses on the discovery, development and commercialization of medicines with superior efficacy, convenience, tolerability and/or safety. By primarily focusing on biological targets that have been clinically validated either by existing medicines or by potential medicines in late-stage clinical studies, we can leverage years of available knowledge regarding a target's activity and the animal models used to test potential medicines against such targets. We move a product candidate into development after it demonstrates the potential to be superior to existing medicines or drug candidates in animal models that we believe correlate to human clinical experience. This strategy of developing the next generation of existing medicines or potential medicines is designed to reduce technical risk and increase productivity. We believe that we can enhance the probability of successfully developing and commercializing medicines by identifying at least two structurally different product candidates, whenever practicable, in each therapeutic program. In total, our research and development expenses, including stock-based compensation expense, incurred for all of our therapeutic programs in 2009, 2008 and 2007 were $77.5 million, $82.0 million and $155.3 million, respectively. We generally budget our research and development and general and administrative expenses on an annual basis. However, our incurrence of expenses varies from quarter to quarter. Our expenses for the first quarter of 2010 are likely to be higher than the amount implied by our annual budget if our expenses were consistent from quarter to quarter.

        We have entered into collaboration arrangements with GSK and Astellas for the development and commercialization of certain of our product candidates. In November 2002, we entered into our long-acting beta2 agonist (LABA) collaboration with GSK to develop and commercialize a once-daily LABA product candidate both as a single-agent new medicine for the treatment of chronic obstructive pulmonary disease (COPD) and as part of a new combination medicine with an inhaled corticosteroid (ICS) for the treatment of asthma and/or a long-acting muscarinic antagonist (LAMA) for COPD. This collaboration is now known as the RELOVAIR™ program. In March 2004, we entered into a strategic alliance agreement with GSK under which GSK received an option to license exclusive development and commercialization rights to product candidates from all of our full drug discovery programs initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. Our 2005 collaboration arrangement with Astellas covers the development and commercialization of

VIBATIV™, a bactericidal, once-daily injectable antibiotic developed by us for the treatment of Gram-positive infections, including methicillin-resistant Staphylococcus aureus. The U.S. Food and Drug Administration has approved VIBATIV™ for the treatment of adult patients with complicated skin and skin structure infections (cSSSI) caused by susceptible Gram-positive bacteria, including both methicillin-resistant (MRSA) and methicillin-susceptible (MSSA) strains of Staphylococcus aureus. VIBATIV™ is also approved in Canada for the treatment of adult patients with cSSSI.

Our Programs

        Our drug discovery efforts are based on the principles of multivalency. Multivalency involves the simultaneous attachment of a single molecule to multiple binding sites on one or more biological targets. We have applied our expertise in multivalency to discover product candidates and lead compounds in a wide variety of therapeutic areas. We have conducted extensive research in both relevant laboratory and animal models to demonstrate that by applying the design principles of multivalency, we can achieve significantly stronger and more selective attachment of our compounds to a variety of intended biological targets. We believe that medicines that attach more strongly and selectively to their targets will be superior to many medicines by substantially improving potency, duration of action and/or safety. The table below summarizes the status of our most advanced product candidates for internal development or co-development. Prior to entering into human clinical studies, a product candidate undergoes preclinical studies which include formulation development or safety testing in animal models.

        In the table above:

  •
  Development Status indicates the most advanced stage of development that has been completed or is in process.

  •
  Phase 1 indicates initial clinical safety testing in healthy volunteers, or studies directed toward understanding the mechanisms of action of the drug.

  •
  Phase 2 indicates further clinical safety testing and preliminary efficacy testing in a limited patient population.

  •
  Phase 3 indicates evaluation of clinical efficacy and safety within an expanded patient population.

  •
  Filed indicates that a New Drug Application (NDA) has been submitted to and accepted for filing by the FDA.

  •
  We consider programs in which at least one compound has successfully completed a Phase 2a study showing efficacy and tolerability as having achieved Proof of Concept.

Our Relationship with Astellas

2005 License, Development and Commercialization Agreement

        In November 2005, we entered into a collaboration arrangement with Astellas for the development and commercialization of telavancin. In July 2006, Japan was added to our telavancin collaboration, thereby giving Astellas worldwide rights to this medicine. Through December 31, 2009, we have received $190.0 million in upfront, milestone and other fees from Astellas and we are eligible to receive up to an additional $30.0 million in remaining milestone payments related to regulatory filings and approvals in various regions of the world. Additionally, certain of our costs related to the collaboration are reimbursable by Astellas.

        In 2009, the FDA approved VIBATIV™ for the treatment of adult patients with cSSSI caused by susceptible Gram-positive bacteria, including Staphylococcus aureus, both MRSA and MSSA strains. VIBATIV™ also was approved in Canada in 2009 for the treatment of adult patients with cSSSI. We are entitled to receive royalties from Astellas on global net sales of VIBATIV™ that, on a percentage basis, range from the high teens to the upper twenties depending on sales volume. We were responsible for substantially all costs to develop and obtain U.S. regulatory approval for VIBATIV™ and Astellas is responsible for substantially all costs associated with commercialization of VIBATIV™. Since the commercial launch in November 2009 through December 31, 2009, Astellas recorded VIBATIV™ net sales of $4.3 million, a substantial portion of which was related to the initial wholesaler stocking. We recognize royalty revenue from Astellas in the period the royalties are earned based on net sales of VIBATIV™ by Astellas as reported to us by Astellas. As a result of the initial stocking orders in the fourth quarter of 2009, we expect to recognize little to no royalty revenue related to VIBATIV™ in the first quarter of 2010.

Our Relationship with GlaxoSmithKline

RELOVAIR™ Program

        In November 2002, we entered into our LABA collaboration with GSK to develop and commercialize a once-daily LABA product candidate both as a single-agent new medicine for the treatment of COPD and as part of a new combination medicine with an ICS for the treatment of asthma and/or a LAMA for COPD. These programs, now known collectively as the RELOVAIR™ program, are aimed at developing next generation respiratory products to replace GSK's Seretide and Advair medicines, for which GSK reported 2009 sales of approximately $8.0 billion. Each company contributed four LABA product candidates to the collaboration.

        In connection with the RELOVAIR™ program, in 2002 we received from GSK an upfront payment of $10.0 million and sold to an affiliate of GSK shares of our Series E preferred stock for an aggregate purchase price of $40.0 million. In addition, we were eligible to receive up to $495.0 million in development, approval, launch, and sales milestones and royalties on the sales of any product resulting from this program. Through December 31, 2009, we have received a total of $60.0 million in upfront and development milestone payments. GSK has determined to focus the collaboration's resources on the development of the lead LABA, GW642444 ('444), a GSK-discovered compound, together with GSK's ICS, fluticasone furoate (FF). Accordingly, we do not expect to receive any further milestone payments from the RELOVAIR™ program. In the event that a LABA product candidate discovered by GSK is successfully developed and commercialized, we will be obligated to make milestone payments to GSK which could total as much as $220.0 million if both a single-agent and a combination product were launched in multiple regions of the world. Based on available information, we do not estimate that a significant portion of these potential milestone payments to GSK are likely to be required to be made in the next two years. Moreover, we are entitled to receive the same royalties on sales of medicines from the RELOVAIR™ program, regardless of whether the product candidate originated with Theravance or with GSK. We are entitled to annual royalties from GSK of 15% on the first $3.0 billion of annual global net sales and 5% for all annual global net sales above $3.0 billion. Sales of single-agent LABA medicines and combination medicines would be combined for the purposes of this royalty calculation. For other products combined with a LABA from the RELOVAIR™ program, such as a combination LABA/LAMA medicine, which are launched after a LABA/ICS combination medicine, royalties are upward tiering and range from the mid-single digits to 10%. However, if GSK is not selling a LABA/ICS combination product at the time that the first other LABA combination is launched, then the royalties described above for the LABA/ICS combination medicine would be applicable.

2004 Strategic Alliance

        In March 2004, we entered into our strategic alliance with GSK. Under this alliance, GSK received an option to license exclusive development and commercialization rights to product candidates from all of our full drug discovery programs initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. Pursuant to the terms of the strategic alliance agreement, we initiated three new full discovery programs between May 2004 and August 2007. These three programs are (i) our peripheral Opioid-Induced Bowel Constipation (PUMA) program, (ii) our AT1 Receptor—Neprilysin Inhibitor (ARNI) program for cardiovascular disease and (iii) our MonoAmine Reuptake Inhibitor (MARIN) program for chronic pain. GSK has the right to license product candidates from these three programs, and must exercise this right no later than sixty days subsequent to the "proof-of-concept" stage (generally defined as the successful completion of a Phase 2a clinical study showing efficacy and tolerability if the biological target for the drug has been clinically validated by an existing medicine, and successful completion of a Phase 2b clinical study showing efficacy and tolerability if the biological target for the drug has not been clinically validated by an existing medicine). Under the terms of the strategic alliance, GSK has only one opportunity to license each of our programs. Upon its decision to license a program, GSK is responsible for funding all future development, manufacturing and commercialization activities for product candidates in that program. In addition, GSK is obligated to use diligent efforts to develop and commercialize product candidates from any program that it licenses. Consistent with our strategy, we are obligated to use diligent efforts at our sole cost to discover two structurally different product candidates for any programs on which GSK has an option under the alliance. If these programs are successfully advanced through development by GSK, we are entitled to receive clinical, regulatory and commercial milestone payments and royalties on any sales of medicines developed from these programs. For product candidates licensed to date under this agreement, the royalty structure for a product containing one of our compounds as a single active ingredient would result in an average percentage royalty rate in the low double digits. If a product is successfully commercialized, in addition to any royalty revenue that we receive, the total upfront and milestone payments that we could receive in any given program that GSK licenses range from $130.0 million to $162.0 million for programs with single-agent medicines and up to $252.0 million for programs with both a single-agent and a combination medicine. If GSK chooses not to license a program, we retain all rights to the program and may continue the program alone or with a third party. To date, GSK has licensed our two COPD programs: LAMA and MABA. We received $5.0 million payments from GSK in connection with its license of each of our LAMA and MABA programs in August 2004 and March 2005, respectively. However, in 2009, GSK returned the LAMA program to us because the formulation of the lead product candidate was incompatible with GSK's proprietary inhaler device. GSK has chosen not to license our bacterial infections program, our anesthesia program and our 5-HT4 program. There can be no assurance that GSK will license any of the remaining programs under the alliance agreement, which could have an adverse effect on our business and financial condition.

        In connection with the strategic alliance with GSK, we received from GSK a payment of $20.0 million. In May 2004, GSK purchased through an affiliate 6,387,096 shares of our Class A common stock for an aggregate purchase price of $108.9 million. Through December 31, 2009, we have received $46.0 million in upfront and milestone payments from GSK relating to the strategic alliance agreement. In addition, pursuant to a partial exercise of its rights under the governance agreement, upon the closing of our initial public offering on October 8, 2004, GSK purchased through an affiliate an additional 433,757 shares of Class A common stock. GSK and its affiliates owned approximately 14.6% of our outstanding capital stock as of March 16, 2010.

Development Programs

Respiratory Programs

RELOVAIR™

        In December 2008, we and GSK announced positive results from a Phase 2b study evaluating the dose response, safety, and efficacy of five doses of the lead LABA compound, '444, in patients with moderate-to-severe COPD, and in February 2009 we and GSK announced positive results from three separate Phase 2b clinical studies assessing the safety and efficacy of GSK's ICS, FF across a range of eight doses in over 1,800 patients with mild, moderate and severe asthma.

        In late October 2009, we and GSK announced that the first patient commenced treatment in the Phase 3 program in COPD. The program comprises a broad range of large-scale Phase 3 clinical studies to evaluate the once-a-day LABA, '444, in combination with the once-a-day ICS, FF, for the treatment of COPD. The overall registrational program, which will study more than 6,000 patients, includes two 12-month exacerbation studies, two six-month efficacy and safety studies and a detailed lung function profile study. In addition, other studies are planned to assess the potential for superiority of the fixed combination of '444 and FF versus other treatments for COPD. GSK is currently recruiting patients for a long-term exacerbation study in the asthma Phase 3 RELOVAIR™ clinical program. This randomized, double blind, parallel group study is designed to evaluate the safety and demonstrate the benefit of the addition of a LABA to an ICS by utilizing an endpoint (time to first severe asthma exacerbation) that informs on both safety and efficacy. On March 10 and 11, 2010, the FDA held an Advisory Committee to discuss the design of medical research studies (known as "clinical trial design") to evaluate serious asthma outcomes (such as hospitalizations, a procedure using a breathing tube known as intubation, or death) with the use of LABAs in the treatment of asthma in adults, adolescents, and children. It is unknown at this time what, if any, effect this FDA meeting or future FDA actions will have on the development of the RELOVAIR™ program. The current uncertainty regarding the FDA's position on LABAs for the treatment of asthma and the lack of consensus expressed at the recent Advisory Committee may result in increased time and cost of the asthma clinical trials in the United States for RELOVAIR™ and may increase the overall risk of the RELOVAIR™ asthma program in the United States. GSK is responsible for funding the aforementioned studies.

Inhaled Bifunctional Muscarinic Antagonist-beta2 Agonist (MABA) Program

        In our MABA program, we are developing with GSK a bifunctional long-acting inhaled bronchodilator. By combining bifunctional activity and high lung selectivity, we intend to develop a medicine with greater efficacy than single mechanism bronchodilators (such as tiotropium or salmeterol) and with equal or better tolerability. In our MABA program in COPD, we are currently waiting for the completion and review of Phase 2b enabling studies before determining whether to commence the next stage of clinical development. All clinical studies in this program are fully funded and paid for by GSK.

Bacterial Infections Program

Telavancin

        In October 2009, Astellas and we announced that Astellas Pharma Europe B.V. submitted a MAA to the EMEA for telavancin for the treatment of NP, including ventilator-associated pneumonia, and complicated skin and soft tissue infections in adults (cSSTI). The EMEA has since completed the Validation Phase for the MAA and initiated the scientific review of the application.

        On November 27, 2009 we announced that we received a Complete Response letter from the FDA relating to our telavancin NDA for NP, which was filed in January 2009. The Complete Response instructed us that submission of additional data and analyses for the NP patient population to support an evaluation of all-cause mortality as the primary efficacy endpoint was necessary to demonstrate the safety and efficacy of telavancin for the treatment of NP. The Phase 3 NP clinical program included clinical response as the primary efficacy endpoint, consistent with current draft FDA guidelines for antibacterial clinical trial design in NP, and all-cause mortality as a secondary endpoint. The Complete Response did not specify the time point at which the FDA will measure the all-cause mortality data, nor did it indicate the populations in which these analyses will be considered. The Complete Response letter also requested a scientific rationale for pooling the all-cause mortality data from the two studies as they may individually be of insufficient size and statistical power to support the evaluation of all-cause mortality as the primary efficacy endpoint.

        We responded to the Complete Response letter in December 2009. The key elements of our response included a rationale for pooling the two Phase 3 NP studies to evaluate all-cause mortality as the primary efficacy endpoint and all available all-cause mortality data that was analyzed using Kaplan-Meier survival estimates. In January 2010, the FDA sent us a letter notifying us that it considered our response "incomplete," and stating that even if pooling of the two studies is acceptable for analyzing mortality, the two pooled studies would then equate to only one adequate and well-controlled trial and therefore would not constitute the substantial evidence of efficacy required for approval. In addition, the FDA noted that the adequacy and similarity of populations across the studies for the purposes of pooling had not yet been determined, and is still a review issue. Finally, the FDA also noted several design criteria that should be taken into account in the design of new clinical trials. These design criteria do not include a specific primary endpoint for the evaluation of efficacy, the size or number of studies required, or what the appropriate statistical analysis might be. As a result, the design, size and scope of any additional studies required by the FDA are unclear at this time. With regard to our telavancin NP NDA, we believe that the FDA's position is that it will require data from an additional clinical study or studies before it will consider the NP NDA for approval and we do not currently intend to conduct any such studies.

Other Pipeline Programs

        In addition to telavancin, RELOVAIR™ and MABA, we have a number of other clinical-stage programs for bacterial infections, gastrointestinal motility and cognitive disorders.

        TD-1792 is our investigational heterodimer antibiotic that combines the antibacterial activities of a glycopeptide and a beta-lactam in one molecule. The goal of our program with TD-1792 is to develop a next-generation antibiotic for the treatment of serious infections caused by Gram-positive bacteria. During the third quarter of 2009, we began a Phase 1 bronchoalveolar lavage (BAL) study that will provide data on the penetration of TD-1792 into lung tissue and lung fluids in order to evaluate the potential of this compound as a treatment for NP.

        Our Gastrointestinal (GI) Motility Dysfunction program is dedicated to finding new medicines for GI motility disorders such as chronic idiopathic constipation (CIC) and other disorders related to reduced gastrointestinal motility. Our lead compound in this area is TD-5108, a highly selective 5-HT4 receptor agonist that has successfully completed a 400 patient Phase 2 study in CIC.

        We are also developing TD-1211, an oral peripheral Mu-opioid antagonist (PUMA) for the treatment of opioid-induced bowel constipation. We completed a successful single-ascending dose Phase 1 study with TD-1211 and recently progressed the compound into a multiple-ascending dose Phase 1 study.

        In cognitive disorders, we are currently evaluating compounds TD-5108 and TD-8954 as potential treatments for Alzheimer's disease. In the second quarter of 2009, we announced that TD-8954 successfully completed a single-ascending dose Phase 1 study. Recently we began multiple-ascending dose Phase 1 studies with each of TD-5108 and TD-8954 to evaluate their penetration into the central nervous system.

        In our MARIN program for the treatment of neuropathic pain, we have completed IND-enabling studies with compound TD-9855 and anticipate commencing Phase 1 studies later in 2010.

Available Information

        Our Internet address is www.theravance.com. Information contained on our web site does not constitute a part of this prospectus supplement and the accompanying prospectus. Our investor relations website is located at http://ir.theravance.com. We make available free of charge on our investors relations website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our directors' and officers' Section 16 Reports and any amendments to those reports as soon as reasonably practicable after filing such materials with or furnishing such materials to the U.S. Securities and Exchange Commission (SEC). The information found on either of our websites is not part of this or any other report that we file with or furnish to the SEC.

        Theravance and the Theravance logo are registered trademarks of Theravance, Inc. Trademarks, tradenames or service marks of other companies appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

 THE OFFERING

Common stock offered by us	7,500,000 shares
Common stock subject to over-allotment option from us	1,125,000 shares
Common stock to be outstanding immediately after this offering	71,731,858 shares (72,856,858 shares if the underwriters exercise their over-allotment option in full)
Use of proceeds
We plan to use the net proceeds from this offering for general corporate purposes, which may include, among other things, funding clinical and preclinical development of our product candidates, drug research activities, manufacture of preclinical and clinical drug supplies, capital expenditures, working capital, acquisitions of technology or drug candidates, funding of obligations under partnership agreements and repayment of debt. See "Use of Proceeds."
Risk factors	See "Risk Factors" beginning on page S-10 for a discussion of factors you should consider carefully before making an investment decision.
NASDAQ Global Market Symbol	THRX

        The number of shares of common stock that will be outstanding after this offering is based on 64,231,858 shares of our common stock (including our Class A common stock) outstanding as of December 31, 2009, and excludes:

  •
  8,413,869 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 under our 2004 Equity Incentive Plan and our 2008 New Employee Equity Incentive Plan, at a weighted-average exercise price of $16.63 per share;

  •
  2,042,099 shares of common stock issuable upon vesting of outstanding restricted stock units as of December 31, 2009, of which 544,410 are performance-contingent restricted stock units (expected to be forfeited in April 2010 pursuant to their terms); and

  •
  2,198,163 shares of common stock reserved for future issuance as of December 31, 2009 under our 2004 Equity Incentive Plan, our 2008 New Employee Equity Incentive Plan and our Amended and Restated 2004 Employee Stock Purchase Plan.

        Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their right to purchase up to an additional 1,125,000 shares of common stock to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables present our summary consolidated statements of operations data for 2007 through 2009 and consolidated balance sheet data as of December 31, 2009. You should read this information in conjunction with our consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2009. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$22,002	$23,096	$24,374
Operating expenses:
Research and development(1)	155,254	82,020	77,524
General and administrative(1)	35,313	28,861	27,066
Restructuring charges	—	5,419	1,145

Total operating expenses	190,567	116,300	105,735

Loss from operations	(168,565)	(93,204)	(81,361)
Interest income and other	8,661	5,242	2,111
Interest expense	(93)	(5,681)	(6,052)

Net loss	$(159,997)	$(93,643)	$(85,302)

Net loss per share, basic and diluted	$(2.64)	$(1.53)	$(1.35)

Shares used in computing net loss share, basic and diluted	60,498	61,390	63,027

(1)
Stock-based compensation, consisting of stock-based compensation expense under SFAS 123(R), and the value of options issued to non-employees for services rendered, is allocated as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Research and development	$13,133	$10,264	$11,542
General and administrative	9,361	7,755	8,458

Total stock-based compensation expense	$22,494	$18,019	$20,000

        The following table presents our consolidated balance sheet data as of December 31, 2009 on an actual basis and on an as adjusted basis to reflect the sale of shares of our common stock in this offering at an assumed public offering price of $12.57 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2009
	Actual	As Adjusted
	(in thousands) (audited)	(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$155,390	$244,305
Working capital	123,096	212,011
Total assets	181,393	270,308
Long-term liabilities(2)	331,441	331,441
Accumulated deficit	(1,116,754)	(1,116,754)
Total stockholders' net capital deficiency	(188,994)	(100,079)

(2)
Long-term liabilities include the long-term portion of deferred revenue of approximately $157.4 million as of December 31, 2009.

RISK FACTORS

Risks Related to our Business

If the RELOVAIR™ Phase 3 program in asthma or chronic obstructive pulmonary disease (COPD) does not demonstrate safety and efficacy, the RELOVAIR™ program will be significantly delayed or terminated, our business will be harmed, and the price of our securities could fall.

        In late 2008 and early 2009, we announced results from multiple RELOVAIR™ program Phase 2b asthma studies and a COPD study; the Phase 3 program for COPD commenced in October 2009 and the Phase 3 program for asthma is currently recruiting patients. Any adverse developments or results or perceived adverse developments or results with respect to the RELOVAIR™ program will significantly harm our business and could cause the price of our securities to fall. Examples of such adverse developments include, but are not limited to:

  •
  the U.S. Food and Drug Administration (FDA) determining that any of the Phase 2b asthma studies failed to meet study endpoints or raised safety concerns, or that additional clinical studies are required with respect to Phase 3 asthma studies;

  •
  the FDA concluding that any of the Phase 3 enabling studies or other clinical or preclinical studies currently underway raise safety or other concerns;

  •
  the FDA, after being presented with data from the Phase 2b studies as well as additional studies, requiring further evidence that the long-acting beta2 agonist (LABA) is a once-daily medication;

  •
  the Phase 3 program in asthma or COPD raising safety concerns or not demonstrating efficacy; or

  •
  any change in FDA policy or guidance regarding the use of LABAs to treat asthma or COPD.

        On February 18, 2010 the FDA announced that LABAs should not be used alone in the treatment of asthma, and will require manufacturers to include this warning in the product labels of these drugs, along with taking other steps to reduce the overall use of these medicines. The FDA will now require that the product labels for LABA medicines reflect, among other things, that the use of LABAs is contraindicated without the use of an asthma controller medication such as an inhaled corticosteroid, that LABAs should only be used long-term in patients whose asthma cannot be adequately controlled on asthma controller medications, and that LABAs should be used for the shortest duration of time required to achieve control of asthma symptoms and discontinued, if possible, once asthma control is achieved. In addition, on March 10 and 11, 2010, the FDA held an Advisory Committee to discuss the design of medical research studies (known as "clinical trial design") to evaluate serious asthma outcomes (such as hospitalizations, a procedure using a breathing tube known as intubation, or death) with the use of LABAs in the treatment of asthma in adults, adolescents, and children. It is unknown at this time what, if any, effect these recent or future FDA actions will have on the development of the RELOVAIR™ program. The current uncertainty regarding the FDA's position on LABAs for the treatment of asthma and the lack of consensus expressed at the recent Advisory Committee may result in increased time and cost of the asthma clinical trials in the United States for RELOVAIR™ and may increase the overall risk of the RELOVAIR™ asthma program in the United States.

With regard to our telavancin NP NDA, we believe that the FDA's position is that it will require data from an additional clinical study or studies before it will consider the NP NDA for approval and we do not currently intend to conduct any such studies.

        Our first New Drug Application (NDA) for telavancin was submitted in late 2006 and on September 11, 2009 the FDA approved VIBATIV™ (telavancin) for the treatment of adults with complicated skin and skin structure infections (cSSSI) caused by susceptible Gram-positive bacteria. In January 2009 we submitted a second telavancin NDA to the FDA for the NP indication and we received a Complete Response letter from the FDA in late November 2009. The Complete Response instructed us that submission of additional data and analyses for the NP patient population to support an evaluation of all-cause mortality as the primary efficacy endpoint is necessary to demonstrate the safety and efficacy of telavancin. The Phase 3 NP clinical program included clinical response as the primary efficacy endpoint, consistent with current draft FDA guidelines for antibacterial clinical trial design in NP, and all-cause mortality as a secondary endpoint. The Complete Response did not specify the time point at which the FDA will measure the all-cause mortality data, nor did it indicate the populations in which these analyses will be considered. The Complete Response letter also requested a scientific rationale for pooling the all-cause mortality data from the two studies as they may individually be of insufficient size and statistical power to support the evaluation of all-cause mortality as the primary efficacy endpoint.

        We responded to the Complete Response letter in December 2009. The key elements of our response included a rationale for pooling the two Phase 3 NP studies to evaluate all-cause mortality as the primary efficacy endpoint and all available all-cause mortality data which was analyzed using Kaplan-Meier survival estimates. In January 2010 the FDA sent us a letter notifying us that it considered our response "incomplete," and stating that even if pooling of the two studies is acceptable for analyzing mortality, the two pooled studies would then equate to only one adequate and well-controlled trial and therefore would not constitute the substantial evidence of efficacy required for approval. In addition, the FDA noted that the adequacy and similarity of populations across the studies for the purposes of pooling had not yet been determined, and is still a review issue. Finally, the FDA also suggested several design criteria that should be taken into account in the design of new clinical trials. These design criteria do not include a specific primary endpoint for the evaluation of efficacy, the size or number of studies required, or what the appropriate statistical analysis might be. As a result, the design, size and scope of any additional studies required by the FDA are unclear at this time. With regard to our telavancin NP NDA, we believe that the FDA's position is that it will require data from an additional clinical study or studies before it will consider the NP NDA for approval and we do not currently intend to conduct any such studies. Any further adverse developments or perceived adverse developments with respect to telavancin for the NP indication could harm our business and cause the price of our securities to fall.

If telavancin is not approved by the European Medicines Agency (EMEA) or if the EMEA requires data from additional clinical studies of telavancin, our business will be adversely affected and the price of our securities could fall.

        On October 28, 2009, Astellas Pharma Europe B.V., a subsidiary of our telavancin partner, Astellas Pharma Inc. (Astellas), announced that it submitted a new European marketing authorization application (MAA) for telavancin to the European Medicines Agency (EMEA) for the treatment of complicated skin and soft tissue infections (cSSTI) and NP and on November 30, 2009 we announced that the EMEA had completed the validation phase for the MAA and the EMEA's scientific review process had begun. In October 2008, we announced that Astellas Pharma Europe B.V. voluntarily withdrew a previously filed MAA for telavancin for the treatment of cSSTI from the EMEA based on communications from the Committee for Medicinal Products for Human Use (CHMP) of the EMEA that the data provided were not sufficient to allow the CHMP to conclude a positive benefit-risk balance for telavancin for the sole indication of cSSTI at that time.

        If the EMEA does not approve our application, requires data from additional clinical studies regarding telavancin, or if telavancin is ultimately approved by the EMEA but with restrictions, including labeling that may limit the targeted patient population, our business will be harmed and the price of our securities could fall.

If our product candidates, in particular the lead compounds in the RELOVAIR™ program with GSK that recently commenced a Phase 3 clinical program and telavancin for the treatment of NP, are determined to be unsafe or ineffective in humans, our business will be adversely affected and the price of our securities could fall.

        Although our first approved product, VIBATIV™, was commercially launched in the U.S. by our partner Astellas in November 2009, we have not yet commercialized any of our other product candidates. We are uncertain whether any of our other product candidates will prove effective and safe in humans or meet applicable regulatory standards. In addition, our approach to applying our expertise in multivalency to drug discovery may not result in the creation of successful medicines. The risk of failure for our product candidates is high. For example, in late 2005, we discontinued our overactive bladder program based upon the results of our Phase 1 studies with compound TD-6301, and GSK discontinued development of TD-5742, the first LAMA compound licensed from us, after completing initial Phase 1 studies. To date, the data supporting our drug discovery and development programs is derived solely from laboratory experiments, preclinical studies and clinical studies. A number of other compounds remain in the lead identification, lead optimization, preclinical testing or early clinical testing stages.

        Several well-publicized approvable and Complete Response letters issued by the FDA and safety-related product withdrawals, suspensions, post-approval labeling revisions to include boxed warnings and changes in approved indications over the last few years, as well as growing public and governmental scrutiny of safety issues, have created an increasingly conservative regulatory environment. The implementation of new laws and regulations, and revisions to FDA clinical trial design guidelines, have increased uncertainty regarding the approvability of a new drug. In addition, there are additional requirements for approval of new drugs, including advisory committee meetings for new chemical entities, and formal risk evaluation and mitigation strategy (REMS) at the FDA's discretion. These new laws, regulations, additional requirements and changes in interpretation could cause non-approval or further delays in the FDA's review and approval of our product candidates.

With regard to all of our programs, any delay in commencing or completing clinical studies for product candidates, as we are currently experiencing in our Bifunctional Muscarinic Antagonist-beta2 Agonist (MABA) program with GSK, and any adverse results from clinical or preclinical studies or regulatory obstacles product candidates may face, would harm our business and could cause the price of our securities to fall.

        Each of our product candidates must undergo extensive preclinical and clinical studies as a condition to regulatory approval. Preclinical and clinical studies are expensive, take many years to complete and study results may lead to delays in further studies or decisions to terminate programs. For example, we had planned to commence Phase 2b clinical studies in our MABA Program with GSK in 2009, but we are awaiting the completion and review of data from several preclinical studies. These key studies, which we have also referred to as "Phase 2b enabling studies," will likely determine whether or not Phase 2b clinical studies in this program proceed as planned. If the analysis of the results of these studies lead to a decision not to proceed, GSK may need to conduct additional work which could significantly delay the MABA Program, or GSK may decide to terminate the entire program.

        The commencement and completion of clinical studies for our product candidates may be delayed by many factors, including:

  •
  lack of effectiveness of product candidates during clinical studies;

  •
  adverse events, safety issues or side effects relating to the product candidates or their formulation into medicines;

  •
  inability to raise additional capital in sufficient amounts to continue our development programs, which are very expensive;

  •
  the need to sequence clinical studies as opposed to conducting them concomitantly in order to conserve resources;

  •
  our inability to enter into partnering arrangements relating to the development and commercialization of our programs and product candidates;

  •
  our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical and clinical studies;

  •
  governmental or regulatory delays and changes in regulatory requirements, policy and guidelines;

  •
  failure of our partners to advance our product candidates through clinical development;

  •
  delays in patient enrollment, which we experienced in our Phase 3 NP program for telavancin, and variability in the number and types of patients available for clinical studies;

  •
  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  •
  a regional disturbance where we or our collaborative partners are enrolling patients in our clinical trials, such as a pandemic, terrorist activities or war, or a natural disaster; and

  •
  varying interpretations of data by the FDA and similar foreign regulatory agencies.

If our product candidates that we develop on our own or through collaborative partners are not approved by regulatory agencies, including the FDA, we will be unable to commercialize them.

        The FDA must approve any new medicine before it can be marketed and sold in the United States. We must provide the FDA and similar foreign regulatory authorities with data from preclinical and clinical studies that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. We will not obtain this approval for a product candidate unless and until the FDA approves a NDA. The processes by which regulatory approvals are obtained from the FDA to market and sell a new product are complex, require a number of years and involve the expenditure of substantial resources. In order to market our medicines in foreign jurisdictions, we must obtain separate regulatory approvals in each country. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Conversely, failure to obtain approval in one or more jurisdictions may make approval in other jurisdictions more difficult.

        Clinical studies involving our product candidates may reveal that those candidates are ineffective, inferior to existing approved medicines, unacceptably toxic, or that they have other unacceptable side effects. In addition, the results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical studies may not produce the same results as earlier-stage clinical studies.

        Frequently, product candidates that have shown promising results in early preclinical or clinical studies have subsequently suffered significant setbacks or failed in later clinical studies. In addition, clinical studies of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If our clinical studies are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.

VIBATIV™ may not be accepted by physicians, patients, third party payors, or the medical community in general.

        The commercial success of VIBATIV™ will depend upon its acceptance by physicians, patients, third party payors and the medical community in general. We cannot be sure that VIBATIV™ will be accepted by these parties. VIBATIV™ competes with vancomycin, a relatively inexpensive generic drug that is manufactured by a variety of companies, a number of existing anti-infectives manufactured and marketed by major pharmaceutical companies and others, and potentially against new anti-infectives that are not yet on the market. Even if the medical community accepts that VIBATIV™ is safe and efficacious for its indicated use, physicians may choose to restrict the use of VIBATIV™. If we and our partner, Astellas, are unable to demonstrate to physicians that, based on experience, clinical data, side-effect profiles and other factors, VIBATIV™ is preferable to vancomycin and other existing or subsequently-developed anti-infective drugs, we may never generate meaningful revenue from VIBATIV™. The degree of market acceptance of VIBATIV™ depends on a number of factors, including, but not limited to:

  •
  the demonstration of the clinical efficacy and safety of VIBATIV™;

  •
  the approved labeling for VIBATIV™;

  •
  the advantages and disadvantages of VIBATIV™ compared to alternative therapies;

  •
  potential negative perceptions, if any, of physicians related to the uncertainty surrounding our NP NDA;

  •
  our and Astellas' ability to educate the medical community about the safety and effectiveness of VIBATIV™;

  •
  the reimbursement policies of government and third party payors; and

  •
  the market price of VIBATIV™ relative to competing therapies.

We commenced a workforce restructuring in April 2008 to focus our efforts on our key research and exploratory development programs and to reduce our overall cash burn rate. Even after giving effect to this restructuring, we do not have sufficient cash to fully develop and commercialize our un-partnered product candidates, and the restructuring may impact our ability to execute our business plan.

        In April 2008, we commenced a significant workforce restructuring involving the elimination of approximately 40% of our positions through layoffs from all departments throughout our organization, including senior management. Our objective with the restructuring was to reduce our overall cash burn rate and focus on our key clinical programs while maintaining core research and exploratory development capability. However, the restructuring has adversely affected the pace and breadth of our research and development efforts. We may in the future decide to restructure operations and reduce expenses further by taking such measures as additional reductions in our workforce and program spending. There can be no assurance that following this restructuring, or any future restructuring, we will have sufficient cash resources to allow us to fund our operations as planned.

Even if our product candidates receive regulatory approval, such as VIBATIV™, commercialization of such products may be adversely affected by regulatory actions and oversight.

        Even if we receive regulatory approval for our product candidates, this approval may include limitations on the indicated uses for which we can market our medicines or the patient population that may utilize our medicines, which may limit the market for our medicines or put us at a competitive disadvantage relative to alternative therapies. For example, VIBATIV™'s labeling contains a boxed warning regarding the risks of use of VIBATIV™ during pregnancy. Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market VIBATIV™ effectively. Further, now that VIBATIV™ is approved, we remain subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing. In addition, the labeling, packaging, adverse event reporting, advertising, promotion and recordkeeping for the approved product remain subject to extensive and ongoing regulatory requirements. If we become aware of previously unknown problems with an approved product in the U.S. or overseas or at our contract manufacturers' facilities, a regulatory agency may impose restrictions on the product, our contract manufacturers or on us, including requiring us to reformulate the product, conduct additional clinical studies, change the labeling of the product, withdraw the product from the market or require our contract manufacturer to implement changes to its facilities. In addition, we may experience a significant drop in the sales of the product, our royalties on product revenues and reputation in the marketplace may suffer, and we could face lawsuits.

        We are also subject to regulation by regional, national, state and local agencies, including the Department of Justice, the Federal Trade Commission, the Office of Inspector General of the U.S. Department of Health and Human Services and other regulatory bodies with respect to VIBATIV™, as well as governmental authorities in those foreign countries in which any of our product candidates are approved for commercialization. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including preclinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. If we or any third parties that provide these services for us are unable to comply, we may be subject to regulatory or civil actions or penalties that could significantly and adversely affect our business. Any failure to maintain regulatory approval will limit our ability to commercialize our product candidates, which would materially and adversely affect our business and financial condition.

We have incurred operating losses in each year since our inception and expect to continue to incur substantial losses for the foreseeable future.

        We have been engaged in discovering and developing compounds and product candidates since mid-1997. Our first approved product, VIBATIV™, was launched by our partner Astellas in the U.S. in November 2009, and we expect only modest revenues and royalties during its launch phase. Since the commercial launch in November 2009 through December 31, 2009, Astellas recorded VIBATIV™ net sales of $4.3 million, a substantial portion of which was related to the initial wholesaler stocking. We recognize royalty revenue from Astellas in the period the royalties are earned based on net sales of VIBATIV™ by Astellas as reported to us by Astellas. As a result of the initial stocking orders in the fourth quarter of 2009, we expect to recognize little to no revenue related to VIBATIV™ in the first quarter of 2010. We may never generate sufficient revenue from selling medicines to achieve profitability. As of December 31, 2009, we had an accumulated deficit of approximately $1.1 billion.

        We expect to incur substantial expenses as we continue our drug discovery and development efforts, particularly to the extent we advance our product candidates into and through clinical studies, which are very expensive. As a result, we expect to continue to incur substantial losses for the foreseeable future. We are uncertain when or if we will be able to achieve or sustain profitability. In addition, we generally budget our research and development and general and administrative expenses on an annual basis. However, our incurrence of expenses varies from quarter to quarter. Our expenses for the first quarter of 2010 are likely to be higher than the amount implied by our annual budget if our expenses were consistent from quarter to quarter. Failure to become and remain profitable would adversely affect the price of our securities and our ability to raise capital and continue operations.

If we fail to obtain the capital necessary to fund our operations, we may be unable to develop our product candidates and we could be forced to share our rights to commercialize our product candidates with third parties on terms that may not be favorable to us.

        We need large amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations we will not be able to continue our discovery and development efforts and we might have to enter into strategic collaborations that could require us to share commercial rights to our medicines to a greater extent than we currently intend. Based on our current operating plans, milestone forecasts and spending assumptions, we believe that our cash and cash equivalents and marketable securities will be sufficient to meet our anticipated operating needs for at least the next twelve months. We are likely to require additional capital to fund operating needs thereafter. While we have no current intention to do so, if we were to conduct additional studies to support the telavancin NP NDA and we were required to fund such studies, our capital needs could increase substantially. In addition, under our RELOVAIR™ program with GSK, in the event that a LABA product candidate discovered by GSK is successfully developed and commercialized, we will be obligated to pay GSK milestone payments which could total as much as $220.0 million if both a single-agent and a combination product were launched in multiple regions of the world. The current lead LABA candidate, GW642444, is a GSK-discovered compound and GSK has determined to focus the collaboration's LABA development resources on the development of this compound only. If this GSK-discovered compound, which recently commenced a Phase 3 program, is advanced through regulatory approval and commercialization, we would not be entitled to receive any further milestone payments from GSK with regard to the RELOVAIR™ program and we would have to pay GSK the milestones noted above. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we are able to raise additional capital, such financing may result in significant dilution to existing security holders. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to make additional reductions in our workforce and may be prevented from continuing our discovery and development efforts and exploiting other corporate opportunities. This could harm our business, prospects and financial condition and cause the price of our securities to fall.

Global financial and economic conditions have had an impact on our industry, may adversely affect our business and financial condition in ways that we currently cannot predict, and may limit our ability to raise additional funds.

        Global financial conditions and general economic conditions, including the decreased availability of credit, have had an impact on our industry, and may adversely affect our business and our financial condition. Our ability to access the capital or debt markets and raise funds required for our operations may be severely restricted at a time when we would like, or need, to do so, which would have an adverse effect on our ability to fund our operations as planned. In addition, many biotechnology and biopharmaceutical companies with limited funds have been unable to raise capital during the recent period of financial and economic uncertainty and volatility, and they are left with limited alternatives including merging with other companies or out-licensing their assets. The large number of companies in this situation has led to an increase in supply of biotechnology and biopharmaceutical assets available for license or sale, which disadvantages companies like us that intend to partner certain of their assets.

If our partners do not satisfy their obligations under our agreements with them, or if they terminate our partnership with them, we will be unable to develop our partnered product candidates as planned.

        We entered into our collaboration agreement for the RELOVAIR™ program with GSK in November 2002, our strategic alliance agreement with GSK in March 2004, and our telavancin development and commercialization agreement with Astellas in November 2005. In connection with these agreements, we have granted to these parties certain rights regarding the use of our patents and technology with respect to compounds in our development programs, including development and marketing rights. Under our GSK agreements, GSK has full responsibility for development and commercialization of any product candidates in the programs that it has in-licensed, including RELOVAIR™ and MABA. Any future milestone payments or royalties to us from these programs will depend on the extent to which GSK advances the product candidate through development and commercial launch. In connection with our license, development and commercialization agreement with Astellas, Astellas is responsible for the commercialization of VIBATIV™ and any royalties to us from net sales of VIBATIV™ will depend upon Astellas' ability to commercialize the medicine.

        Our partners might not fulfill all of their obligations under these agreements, and, in certain circumstances, they may terminate our partnership with them. In either event, we may be unable to assume the development and commercialization of the product candidates covered by the agreements or enter into alternative arrangements with a third party to develop and commercialize such product candidates. In addition, with the exception of product candidates in our RELOVAIR™ program, our partners generally are not restricted from developing and commercializing their own products and product candidates that compete with those licensed from us. If a partner elected to promote its own products and product candidates in preference to those licensed from us, future payments to us could be reduced and our business and financial condition would be materially and adversely affected. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements is dependent on the efforts of the partner. We could also become involved in disputes with a partner, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration.

        If a partner terminates or breaches its agreements with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected. For example, under the terms of our telavancin license, development and commercialization agreement, Astellas has the right to terminate the agreement since VIBATIV™ was not approved by December 31, 2008. If Astellas chooses to terminate the agreement, the further commercialization of VIBATIV™ would be delayed.

        In addition, while our strategic alliance with GSK sets forth pre-agreed upfront payments, development obligations, milestone payments and royalty rates under which GSK may obtain exclusive rights to develop and commercialize certain of our product candidates, GSK may in the future seek to negotiate more favorable terms on a project-by-project basis. To date, GSK has licensed our LAMA program and our MABA program under the terms of the strategic alliance agreement and has chosen not to license our bacterial infections program, our anesthesia program and our 5-HT4 program. In February 2009, GSK returned the LAMA program to us because the current formulation of the lead product candidate is incompatible with GSK's proprietary inhaler device. There can be no assurance that GSK will license any other development program under the terms of the strategic alliance agreement, or at all. GSK's failure to license our development programs or its return of programs to us could adversely affect the perceived prospects of the product candidates that are the subject of these development programs, which could negatively affect both our ability to enter into collaborations for these product candidates with third parties and the price of our securities.

We rely on a limited number of manufacturers for our product candidates, and our business will be harmed if these manufacturers are not able to satisfy our demand and alternative sources are not available or if manufactured drug product is not purchased.

        We have limited in-house active pharmaceutical ingredient (API) production capabilities and depend primarily on a number of third-party API and drug product manufacturers. We may not have long-term agreements with these third parties and our agreements with these parties may be terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform, or if their performance does not meet regulatory requirements, we may not be able to locate alternative manufacturers or enter into favorable agreements with them. Any inability to acquire sufficient quantities of API and drug product in a timely manner from these third parties could delay clinical studies, prevent us from developing our product candidates in a cost-effective manner or on a timely basis and adversely affect the commercial introduction of any approved products. In addition, manufacturers of our API and drug product are subject to the FDA's cGMP regulations and similar foreign standards and we do not have control over compliance with these regulations by our manufacturers.

        We have had manufactured sufficient telavancin API and drug product for the anticipated six-month commercial launch supply of VIBATIV™ and this inventory has been delivered to our collaboration partner. While our collaboration partner has purchased a portion of this inventory from us, the remainder is reflected as capitalized inventory in the amount of $3.4 million on our balance sheet as of December 31, 2009. Since our collaboration partner is not obligated to purchase any of the remaining VIBATIV™ inventory from us and the drug product has a limited shelf life, we may be required to write off and expense a portion or all of the remaining inventory. All further manufacture of VIBATIV™ API and drug product is now our collaboration partner's responsibility. For the foreseeable future, we anticipate that our collaboration partner will rely on third parties for the manufacture of VIBATIV™ API and drug product. If, for any reason, these third parties are unable or unwilling to perform, or if their performance does not meet regulatory requirements, including maintaining cGMP compliance, our collaboration partner may not be able to locate alternative manufacturers or enter into favorable agreements with them. Any inability to acquire sufficient quantities of API and drug product in a timely manner from these third parties could delay further telavancin studies and development, and adversely affect the commercialization of VIBATIV™ and any other telavancin products, if approved.

        Our manufacturing strategy presents the following additional risks:

  •
  because of the complex nature of our compounds, our manufacturers may not be able to successfully manufacture our APIs and/or drug products in a cost effective and/or timely manner and changing manufacturers for our APIs or drug products could involve lengthy technology transfer and validation activities for the new manufacturer;

  •
  the processes required to manufacture certain of our APIs and drug products are specialized and available only from a limited number of third-party manufacturers;

  •
  some of the manufacturing processes for our APIs and drug products have not been scaled to quantities needed for continued clinical studies or commercial sales, and delays in scale-up to commercial quantities could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

  •
  because some of the third-party manufacturers are located outside of the U.S., there may be difficulties in importing our APIs and drug products or their components into the U.S. as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.

Our relationship with GSK may have a negative effect on our ability to enter into relationships with third parties.

        As of March 16, 2010, GSK beneficially owned approximately 14.6% of our outstanding capital stock. Pursuant to our strategic alliance with GSK, GSK has the right to license exclusive development and commercialization rights to our product candidates arising from (i) our oral peripheral opioid-induced bowel constipation (PUMA) program, (ii) our AT1 Receptor—Neprilysin Inhibitor (ARNI) program for cardiovascular disease and (iii) our MonoAmine Reuptake Inhibitor (MARIN) program for chronic pain. Because GSK may license these three development programs at any time prior to successful completion of a Phase 2 proof-of-concept study, we may be unable to collaborate with other partners with respect to these programs until we have expended substantial resources to advance them through clinical studies. We may not have sufficient funds to pursue such programs in the event GSK does not license them at an early stage. Pharmaceutical companies other than GSK that may be interested in developing products with us may be less inclined to do so because of our relationship with GSK, or because of the perception that development programs that GSK does not license, or returns to us, pursuant to our strategic alliance agreement are not promising programs. If our ability to work with present or future strategic partners or collaborators is adversely affected as a result of our strategic alliance with GSK, our business prospects may be limited and our financial condition may be adversely affected.

If we are unable to enter into future collaboration arrangements or if any such collaborations with third parties are unsuccessful, we will be unable to fully develop and commercialize our product candidates and our business will be adversely affected.

        We have active collaborations with GSK for the RELOVAIR™ and MABA programs and with Astellas for telavancin, and we have licensed our anesthesia compound to AstraZeneca AB (AstraZeneca). Additional collaborations will be needed to fund later-stage development of our product candidates that have not been licensed to a collaborator, and to commercialize these product candidates if approved by the necessary regulatory agencies. Each of TD-5108, our lead 5-HT4 compound, and TD-1792, our investigational antibiotic, has successfully completed a Phase 2 proof-of-concept study, and TD-4208, our LAMA compound that GSK returned to us in February 2009 under the terms of the strategic alliance agreement, has completed a Phase 1 study. We currently intend to pursue collaboration arrangements for the development and commercialization of these compounds. Collaborations with third parties regarding these programs or our other programs may require us to relinquish material rights, including revenue from commercialization of our medicines, on terms that are less attractive than our current arrangements or to assume material ongoing development obligations that we would have to fund. These collaboration arrangements are complex and time-consuming to negotiate, and if we are unable to reach agreements with third-party collaborators, we may fail to meet our business objectives and our financial condition may be adversely affected. We face significant competition in seeking third-party collaborators, especially in the current weak economy which is driving many biotechnology and biopharmaceutical companies to seek to sell or license their assets, and we may be unable to find third parties to pursue product collaborations on a timely basis or on acceptable terms. Furthermore, for any collaboration, we may not be able to control the amount of time and resources that our partners devote to our product candidates and our partners may choose to pursue alternative products. Our inability to successfully collaborate with third parties would increase our development costs and would limit the likelihood of successful commercialization of our product candidates.

We depend on third parties in the conduct of our clinical studies for our product candidates.

        We depend on independent clinical investigators, contract research organizations and other third party service providers in the conduct of our preclinical and clinical studies for our product candidates. We rely heavily on these parties for execution of our preclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that our clinical studies are conducted in accordance with good clinical practices (GCPs) and other regulations as required by the FDA and foreign regulatory agencies, and the applicable protocol. Failure by these parties to comply with applicable regulations, GCPs and protocols in conducting studies of our product candidates can result in a delay in our development programs or non-approval of our product candidates by regulatory authorities.

        The FDA enforces good clinical practices and other regulations through periodic inspections of trial sponsors, clinical research organizations (CROs), principal investigators and trial sites. For example, in connection with the FDA's review of our telavancin NDAs, the FDA conducted inspections of Theravance and certain of our study sites, clinical investigators and CROs. If we or any of the third parties on which we have relied to conduct our clinical studies are determined to have failed to comply with GCPs, the study protocol or applicable regulations, the clinical data generated in our studies may be deemed unreliable. This could result in non-approval of our product candidates by the FDA, or we or the FDA may decide to conduct additional audits or require additional clinical studies, which would delay our development programs and could result in significant additional costs.

We face substantial competition from companies with more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than we do.

        Our ability to succeed in the future depends on our ability to demonstrate and maintain a competitive advantage with respect to our approach to the discovery and development of medicines. Our objective is to discover, develop and commercialize new small molecule medicines with superior efficacy, convenience, tolerability and/or safety. Because our strategy is to develop new product candidates primarily for biological targets that have been validated by existing medicines or potential medicines in late stage clinical studies, to the extent that we are able to develop medicines, they are likely to compete with existing drugs that have long histories of effective and safe use. We expect that any medicines that we commercialize with our collaborative partners will compete with existing or future market-leading medicines.

        Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

  •
  discover and develop medicines that are superior to other products in the market;

  •
  attract and retain qualified personnel;

  •
  obtain patent and/or other proprietary protection for our medicines and technologies;

  •
  obtain required regulatory approvals; and

  •
  successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new medicines.

        Established pharmaceutical companies may invest heavily to quickly discover and develop or in-license novel compounds that could make our product candidates obsolete. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. Other companies are engaged in the discovery of medicines that would compete with the product candidates that we are developing.

        Any new medicine that competes with a generic or proprietary market leading medicine must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to overcome severe price competition and be commercially successful. VIBATIV™ must demonstrate these advantages, as it competes with vancomycin, a relatively inexpensive generic drug that is manufactured by a number of companies, and a number of existing anti-infectives marketed by major and other pharmaceutical companies. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

        As the principles of multivalency become more widely known, we expect to face increasing competition from companies and other organizations that pursue the same or similar approaches. Novel therapies, such as gene therapy or effective vaccines for infectious diseases, may emerge that will make both conventional and multivalent medicine discovery efforts obsolete or less competitive.

We have no experience selling or distributing products and no internal capability to do so.

        Generally, our strategy is to engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution system to market, sell and distribute our products. We may not be able to establish these sales and distribution relationships on acceptable terms, or at all. If we receive regulatory approval to commence commercial sales of any of our product candidates that are not covered by our current agreements with GSK, Astellas or AstraZeneca, we will need a partner in order to commercialize such products unless we establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, we have no sales personnel and a limited number of marketing personnel. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

  •
  our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

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  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

  •
  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

        If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

If we lose key management or scientific personnel, or if we fail to retain our key employees, our ability to discover and develop our product candidates will be impaired.

        We are highly dependent on principal members of our management team and scientific staff to operate our business. We have become even more dependent on existing personnel since the significant workforce restructuring announced in April 2008, which involved the elimination of approximately 40% of our positions through layoffs from all departments throughout our organization, including senior management. While we planned our restructuring with the purpose of focusing on our key clinical programs while maintaining core research and exploratory development capability, the restructuring has adversely affected the pace and breadth of our research and development efforts. While the remaining scientific team has expertise in many different aspects of drug discovery and exploratory development, there is less depth to the team and we are more susceptible to remaining team members voluntarily leaving employment with us. Our company is located in northern California, which is headquarters to many other biotechnology and biopharmaceutical companies and many academic and research institutions. As a result, competition for certain skilled personnel in our market remains intense. None of our employees have employment commitments for any fixed period of time and may leave our employment at will.

        If we fail to retain our remaining qualified personnel or replace them when they leave, we may be unable to continue our development and commercialization activities.

Our business and operations would suffer in the event of system failures.

        Although we have security measures in place, our internal computer systems and those of our CROs and other service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. We have not experienced any such system failure, accident or security breach to date, but if such an event were to occur, it could result in a material disruption to our business. For example, the loss of clinical trial data from completed or ongoing clinical trials of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. If a disruption or security breach results in a loss of or damage to our data or regulatory applications, or inadvertent disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Our principal facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

        Our principal facility is located in the San Francisco Bay Area near known earthquake fault zones and therefore is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods, communications failures and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to our Alliance with GSK

GSK's ownership of a significant percentage of our stock and its ability to acquire additional shares of our stock may create conflicts of interest, and may inhibit our management's ability to continue to operate our business in the manner in which it is currently being operated.

        As of March 16, 2010, GSK beneficially owned approximately 14.6% of our outstanding capital stock, and GSK has the right to acquire stock from us to maintain its percentage ownership of our capital stock. GSK could have substantial influence in the election of our directors, delay or prevent a transaction in which stockholders might receive a premium over the prevailing market price for their shares and have significant control over certain changes in our business.

        In addition, GSK may make an offer to our stockholders to acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to no greater than 60%, provided that:

  •
  the offer includes no condition as to financing;

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  the offer is approved by a majority of our independent directors;

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  the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

  •
  the shares purchased will be subject to the provisions of the governance agreement on the same basis as the shares of GSK's Class A common stock.

        Further, pursuant to our certificate of incorporation, we renounce our interest in and waive any claim that a corporate or business opportunity taken by GSK constitutes a corporate opportunity of ours unless such corporate or business opportunity is expressly offered to one of our directors who is a director, officer or employee of GSK, primarily in his or her capacity as one of our directors.

GSK's rights under the strategic alliance and governance agreements may deter or prevent efforts by other companies to acquire us, which could prevent our stockholders from realizing a control premium.

        Our governance agreement with GSK requires us to exempt GSK from our stockholder rights plan, affords GSK certain rights to offer to acquire us in the event third parties seek to acquire our stock and contains other provisions that could deter or prevent another company from seeking to acquire us. For example, GSK may offer to acquire 100% of our outstanding stock from stockholders in certain circumstances, such as if we are faced with a hostile acquisition offer or if our board of directors acts in a manner to facilitate a change in control of us with a party other than GSK. In addition, pursuant to our strategic alliance agreement with GSK, GSK has the right to license (i) our PUMA program, (ii) our ARNI program and (iii) our MARIN program. As a result of these rights, other companies may be less inclined to pursue an acquisition of us and therefore we may not have the opportunity to be acquired in a transaction that stockholders might otherwise deem favorable, including transactions in which our stockholders might realize a substantial premium for their shares.

GSK could sell or transfer a substantial number of shares of our common stock, which could depress the price of our securities or result in a change in control of our company.

        GSK may sell or transfer our common stock either pursuant to a public offering registered under the Securities Act of 1933, as amended (the "1933 Act"), or pursuant to Rule 144 of the 1933 Act. In addition, beginning in September 2012, GSK will have no restrictions on its ability to sell or transfer our common stock on the open market, in privately negotiated transactions or otherwise, and these sales or transfers could create substantial declines in the price of our securities or, if these sales or transfers were made to a single buyer or group of buyers, could contribute to a transfer of control of our company to a third party.

Risks Related to Legal and Regulatory Uncertainty

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, patent applications, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any involuntary disclosure to or misappropriation by third parties of this proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. The status of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and is very uncertain. As of December 31, 2009, we owned 183 issued United States patents and 765 granted foreign patents, as well as additional pending United States and foreign patent applications. Our patent applications may be challenged or fail to result in issued patents and our existing or future patents may be invalidated or be too narrow to prevent third parties from developing or designing around these patents. If the sufficiency of the breadth or strength of protection provided by our patents with respect to a product candidate is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, the product candidate. Further, if we encounter delays in our clinical trials or in obtaining regulatory approval of our product candidates, the patent lives of the related product candidates would be reduced.

        In addition, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery and development processes that involve proprietary know-how, information and technology that is not covered by patent applications. Although we require our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or, if established, maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

Litigation or third-party claims of intellectual property infringement would require us to divert resources and may prevent or delay our drug discovery and development efforts.

        Our commercial success depends in part on us and our partners not infringing the patents and proprietary rights of third parties. Third parties may assert that we or our partners are using their proprietary rights without authorization. There are third party patents that may cover materials or methods for treatment related to our product candidates. At present, we are not aware of any patent claims with merit that would adversely and materially affect our ability to develop our product candidates, but nevertheless the possibility of third party allegations cannot be ruled out. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Furthermore, parties making claims against us or our partners may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. For example, an action has been filed in the United States Patent and Trademark office opposing registration of the trademark VIBATIV™. Failure to register this trademark may have an adverse impact on sales of VIBATIV™, which could adversely affect our business. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. In addition, in the future we could be required to initiate litigation to enforce our proprietary rights against infringement by third parties. Prosecution of these claims to enforce our rights against others would involve substantial litigation expenses and divert substantial employee resources from our business. If we fail to effectively enforce our proprietary rights against others, our business will be harmed.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our medicines.

        The risk that we may be sued on product liability claims is inherent in the development and commercialization of pharmaceutical products. Side effects of, or manufacturing defects in, products that we or our partners develop or commercialize could result in the deterioration of a patient's condition, injury or even death. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits tends to increase. Our partner Astellas launched VIBATIV™, our first approved product, in the U.S. in November 2009. Claims may be brought by individuals seeking relief for themselves or by individuals or groups seeking to represent a class. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the applicable products.

        Although we maintain general liability and product liability insurance, this insurance may not fully cover potential liabilities. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business. Product liability claims could also harm our reputation, which may adversely affect our and our partners' ability to commercialize our products successfully.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues.

        The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect one or more of the following:

  •
  our or our collaborators' ability to set a price we believe is fair for our products, if approved;

  •
  our ability to generate revenues and achieve profitability; and

  •
  the availability of capital.

        Legislative proposals to reform healthcare and government insurance programs, the current Presidential administration and its focus on health care reform, along with the trend toward managed healthcare in the United States could influence the purchase of healthcare products and reduce demand and prices for our products, if approved. This could harm our or our collaborators' ability to market our potential medicines and generate revenues. Cost containment measures that health care payors and providers are instituting and the effect of probable further health care reform could significantly reduce potential revenues from the sale of any product candidates approved in the future. In addition, in certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable. We believe that pricing pressures at the state and federal level, as well as internationally, will continue and may increase, which may make it difficult for us to sell our potential medicines that may be approved in the future at a price acceptable to us or our collaborators.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

        Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may incur significant additional costs to comply with these and other applicable laws in the future. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business.

Risks Related to this Offering and Ownership of our Common Stock

The price of our securities has been extremely volatile and may continue to be so, and purchasers of our securities could incur substantial losses.

        The price of our securities has been extremely volatile and may continue to be so. The stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, in particular during the last few years. The following factors, in addition to the other risk factors described in this section, may also have a significant impact on the market price of our securities:

  •
  any further adverse developments or perceived adverse developments with respect to the FDA's review of the telavancin NP NDA, which could include, without limitation, non-approval of the NDA;

  •
  any adverse developments or perceived adverse developments with respect to the commercial launch of VIBATIV™, including any failure to meet market expectations with respect to the timing and volume of sales of VIBATIV™;

  •
  any adverse developments or results or perceived adverse developments or results with respect to the RELOVAIR™ program with GSK, including, without limitation, any difficulties or delays encountered with regard to the regulatory path for the RELOVAIR™ program;

  •
  any adverse developments or perceived adverse developments with respect to regulatory matters concerning telavancin in any foreign jurisdiction, in particular the MAA that our partner Astellas submitted to the EMEA in October 2009 and of which the EMEA commenced scientific review in November 2009;

  •
  any adverse developments or results or perceived adverse developments or results with respect to the MABA program with GSK, including, without limitation, the possibility that the analysis of results from key preclinical studies may lead to significant delay of the MABA program or perhaps a decision to terminate the entire program;

  •
  any adverse developments or perceived adverse developments in the field of LABAs, including any change in FDA policy or guidance (such as the recent pronouncement warning that LABAs should not be used alone in the treatment of asthma and related labeling requirements or the impact of the recent FDA Advisory Committee discussing LABA clinical trial design to evaluate serious asthma outcomes);

  •
  any announcements of developments with, or comments by, the FDA with respect to products we or our partners have under development or have commercialized;

  •
  our incurrence of expenses in any particular quarter in excess of market expectations;

  •
  our workforce restructuring commenced in April 2008 and uncertainties or perceived uncertainties related to the restructuring, including, without limitation, concerns regarding our ability to retain key employees and the possibility that we will have to implement further workforce reductions;

  •
  the extent to which GSK advances (or does not advance) our product candidates through development into commercialization;

  •
  any adverse developments or perceived adverse developments with respect to our relationship with GSK;

  •
  any adverse developments or perceived adverse developments with respect to our relationship with Astellas, including without limitation, disagreements that may arise between us and Astellas concerning regulatory strategy or further development of telavancin, or Astellas' termination of our telavancin license, development and commercialization agreement, which it now has the right to do;

  •
  any adverse developments or perceived adverse developments with respect to our partnering efforts with our 5-HT4 program, TD-1792 or TD-4208, the LAMA product candidate that GSK returned to us in February 2009 under the terms of the strategic alliance agreement;

  •
  announcements regarding GSK's decisions whether or not to license any of our development programs or to return to us any previously licensed program, such as our experience with our LAMA program licensed from us by GSK in 2004 under the strategic alliance agreement and then returned to us by GSK in February 2009;

  •
  announcements regarding GSK or Astellas generally;

  •
  announcements of patent issuances or denials, technological innovations or new commercial products by us or our competitors;

  •
  developments concerning any collaboration we may undertake with companies other than GSK or Astellas;

  •
  publicity regarding actual or potential study results or the outcome of regulatory review relating to products under development by us, our partners or our competitors;

  •
  regulatory developments in the United States and foreign countries;

  •
  economic and other external factors beyond our control;

  •
  sales of stock by us or by our stockholders, including sales by certain of our employees and directors whether or not pursuant to written pre-determined selling plans under Rule 10b5-1 of the Securities Exchange Act of 1934, some of which plans are currently in effect, such as plans adopted by our employees to sell shares to cover taxes due upon the quarterly vesting of restricted stock units, and other plans which may be entered into; and

  •
  potential sales or purchases of our capital stock by GSK.

Concentration of ownership will limit your ability to influence corporate matters.

        As of March 16, 2010, GSK beneficially owned approximately 14.6% of our outstanding capital stock and our directors, executive officers and investors affiliated with these individuals beneficially owned approximately 14.1% of our outstanding capital stock. Based on our review of publicly available filings as of March 16, 2010, our six largest stockholders other than GSK collectively owned approximately 51.8% of our outstanding capital stock. These stockholders could control the outcome of actions taken by us that require stockholder approval, including a transaction in which stockholders might receive a premium over the prevailing market price for their shares.

Although we, our directors and executive officers, certain funds affiliated with one of our directors, and GSK have entered into lock-up agreements with the underwriters of this offering, the lock-up agreements are subject to exceptions, and sales or transfers of our common stock pursuant to such exceptions or otherwise may cause our stock price to decline.

        In connection with this offering, we, our directors and executive officers, Sierra Ventures VI, L.P. and SV Associates VI, L.P (funds affiliated with one of our directors) and GSK have agreed with the underwriters not to dispose of or hedge any of our common stock or securities exercisable for, convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. However, the foregoing lock-up restrictions are subject to certain exceptions. With respect to our directors and executive officers, the lock-up restriction does not apply to, among other exceptions:

  •
  the establishment of new 10b5-1 plans, provided that such plans do not permit transfers or sales of our common stock during the 90-day lock-up period,

  •
  the transfer or sale of up to 67,032 shares of our common stock by one of our executive officers that are subject to and may be issued upon the exercise of an option held by the executive officer, provided the transfer or sale may only be made during the seven calendar days immediately preceding the June 17, 2010 expiration date of the option,

  •
  56,584 shares of our common stock that one of our executive officers has pledged as security for a loan, and

  •
  the surrender of shares of our common stock to us upon the vesting or settlement on May 20, 2010 of any of our restricted stock units held by directors or executive officers, provided such surrender of shares is solely for the purpose of covering their tax liability in connection with such vesting or settlement.

With respect to us, the lock-up restriction does not apply to, among other exceptions, the issuance and sale of our common stock to GSK pursuant to any exercise by GSK of its right following the end of each calendar quarter to purchase its pro rata portion of shares that we issued in the preceding quarter (not including the shares of common stock offered by this prospectus supplement, for which GSK has waived its right). With respect to Sierra Ventures VI, L.P. and SV Associates VI, L.P. (funds which are affiliated with one of our directors and as of March 16, 2010 held an aggregate of 2,688,754 shares of our common stock and convertible notes convertible into an aggregate of 123,424 shares of our common stock), the lock-up restriction does not apply to distributions of shares to the general and limited partners of such funds following the initial 30 days of the lock-up period, and the recipients of such shares would not be subject to the lock-up restriction. Sales of our common stock by us or our directors, executive officers and other existing stockholders, or filings with the SEC showing dispositions of our common stock by our directors, executive officers or other existing stockholders, including pursuant to the foregoing exceptions to the lock-up agreements, could cause the market price of our common stock to decrease. The perception in the public market that our directors, officers and other existing stockholders might sell shares of common stock could also depress the market price of our common stock.

Anti-takeover provisions in our charter and bylaws, in our rights agreement and in Delaware law could prevent or delay a change in control of our company.

        Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

  •
  requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

  •
  restricting the ability of stockholders to call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

        In addition, our board of directors has adopted a rights agreement that may prevent or delay a change in control of us. Further, some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

Future issuances of common stock may depress the trading price of our common stock.

        Any issuance of equity securities after this offering could dilute the interests of our existing stockholders and could substantially decrease the trading price of our common stock. We may issue equity securities in the future for a number of reasons, such as to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $88.9 million, or approximately $102.3 million if the underwriters exercise in full their option to purchase 1,125,000 additional shares of common stock, based on the assumed public offering price of $12.57 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We currently intend to use the net proceeds from the sale of the common stock that we may offer with this prospectus supplement for general corporate purposes. General corporate purposes may include funding clinical and preclinical development of our product candidates, drug research activities, manufacture of preclinical and clinical drug supplies, capital expenditures, working capital, acquisitions of technology or drug candidates, funding of obligations under partnership agreements, repayment of debt and other general corporate purposes. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of this offering. Pending the application of the net proceeds for these purposes, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock has been traded on The Nasdaq Global Market under the symbol "THRX". The following table summarizes the high and low closing sales prices for our common stock as reported by The Nasdaq Global Market for the period indicated:

	High	Low
2010
First Quarter (through March 16)	$13.85	$9.70
2009
First Quarter	$18.48	$10.94
Second Quarter	17.60	12.94
Third Quarter	18.38	13.13
Fourth Quarter	15.40	13.00
2008
First Quarter	$22.21	$9.40
Second Quarter	14.23	11.16
Third Quarter	16.82	12.16
Fourth Quarter	12.40	5.77

        The last reported sale price for our common stock on the NASDAQ Global Market on March 16, 2010 was $12.57. As of March 16, 2010, we had approximately 217 stockholders of record.

DIVIDEND POLICY

        We currently intend to retain any future earnings to finance our research and development efforts. We have never declared or paid cash dividends and do not intend to declare or pay cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of December 31, 2009,

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale by us of 7,500,000 shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares, at an assumed public offering price of $12.57 per share (the last reported sale price of our common stock as reported on The NASDAQ Global Select Market on March 16, 2010), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference in this prospectus supplement.

	As of December 31, 2009
	Actual	As Adjusted
	(in thousands, except share and per share data)
	(audited)	(unaudited)
Cash, cash equivalents and marketable securities	$155,390	$244,305

Long term debt:
3% convertible subordinated notes due 2015	$172,500	$172,500
Other long-term obligations(1)	158,941	158,941
Stockholders' net capital deficiency:
Preferred stock, $0.01 par value, 230,000 shares authorized; no shares, issued or outstanding
Common stock, $0.01 par value, 200,000,000 shares authorized, 54,830,359 shares issued and outstanding (actual); and 62,330,359 shares issued and outstanding (as adjusted)	549	624
Class A Common stock, $0.01 par value, 30,000,000 shares authorized, 9,401,499 shares issued and outstanding	94	94
Additional paid-in capital	927,082	1,015,922
Accumulated other comprehensive income	35	35
Accumulated deficit	(1,116,754)	(1,116,754)

Total stockholders' net capital deficiency	(188,994)	(100,079)

Total capitalization	$142,447	$231,362

(1)
Other long-term obligations include the long-term portion of deferred revenue of approximately $157.4 million as of December 31, 2009.

        The number of shares in the table above excludes:

  •
  an aggregate of 8,413,869 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 under our 2004 Equity Incentive Plan and our 2008 New Employee Equity Incentive Plan, at a weighted-average exercise price of $16.63;

  •
  an aggregate of 2,042,099 shares of common stock issuable upon vesting of outstanding restricted stock units as of December 31, 2009, of which 544,410 shares are performance-contingent restricted stock units (expected to be forfeited in April 2010 pursuant to their terms); and

  •
  an additional 2,198,163 shares of common stock reserved for future issuance as of December 31, 2009 under our 2004 Equity Incentive Plan, our 2008 New Employee Incentive Plan and our Amended and Restated 2004 Employee Stock Purchase Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of common stock acquired in this offering by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances. Special rules may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax exempt organizations, broker-dealers and traders in securities, U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment, persons subject to the alternative minimum tax, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. This discussion assumes that the Non-U.S. Holder holds our common stock as a capital asset.

        The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock should consult their own tax advisors concerning the U.S. federal income and estate tax consequences in light of their particular situations as well as any other consequences arising under the laws of the U.S. or any other taxing jurisdiction, including any state, local or foreign tax consequences.

        Except as otherwise described in the discussion of estate tax below, a "Non-U.S. Holder" is a beneficial holder of our common stock that is not a U.S. Holder or a partnership. A "U.S. Holder" means a beneficial holder of our common stock that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) acquires our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock are urged to consult their tax advisors.

Distributions

        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder's entitlement to benefits under that treaty. Treasury regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to such agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, that are also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Such effectively connected dividends will be subject to U.S. federal income tax, generally in the same manner and at the regular rates as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax", which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments.

        To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will generally constitute a return of capital and will first reduce a Non-U.S. Holder's basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. If a Non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to a tax treaty, such Non-U.S. Holder may generally obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of Non-U.S. Holders who are nonresident alien individuals, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period of our common stock.

        We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder's holding period of our common stock and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

        A Non-U.S. Holder described in (i) above will be required to pay tax on the net gain derived from the sale at generally applicable United States federal income tax rates, subject to an applicable income tax treaty providing otherwise, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder described in (ii) above will be required to pay a flat 30% tax (or a reduced rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses.

Information reporting and backup withholding

        Generally, we must report annually to the IRS and to each Non-U.S. Holder certain information including the Non-U.S. Holder's name, address and taxpayer identification number, the aggregate amount of distributions on our common stock paid to that Non-U.S. Holder during the calendar year and the amount of tax withheld, if any. Copies of any information returns reporting the distributions to a Non-U.S. Holder and any withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        Backup withholding is imposed on dividends and certain other types of payments to certain U.S. persons (currently at a rate of 28%). Backup withholding will not apply to payments of dividends on our common stock or proceeds from the sale of our common stock payable to a Non-U.S. Holder if the certification described above in "Distributions" is duly provided by such Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any claimed exemption are not satisfied.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the IRS.

Federal estate tax

        An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her taxable estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be "Non-U.S. Holders" for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Leerink Swann LLC

Total:	7,500,000

        The underwriters are collectively referred to as the "underwriters." The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at the same price less a concession of $            per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,125,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,125,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $175,000.

        Our common stock has been approved for quotation on the Nasdaq Global Market under the trading symbol "THRX".

        We, our directors and executive officers, Sierra Ventures VI, L.P. and SV Associates VI, L.P., funds affiliated with one of our directors, and GSK have agreed with the underwriters not to dispose of or hedge any of our common stock or securities exercisable for, convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, as well as Leerink Swann LLC in case of our agreement with the underwriters. The foregoing lock-up restriction is subject to certain exceptions, including: with respect to our directors and executive officers, that the lock-up restriction does not apply to (i) the establishment of new 10b5-1 plans, provided that such plans do not permit transfers of or sales of our common stock during the 90-day lock-up period, (ii) the transfer or sale of up to 67,032 shares of our common stock by one of our executive officers that are subject to and may be issued upon the exercise of an option held by the executive officer, provided the transfer or sale may only be made during the seven calendar days immediately preceding the June 17, 2010 expiration date of the option, (iii) 56,584 shares of our common stock that one of our executive officers has pledged as security for a loan and (iv) the surrender of shares of our common stock to us upon the vesting or settlement on May 20, 2010 of any of our restricted stock units held by directors or executive officers, provided such surrender of shares is solely for the purpose of covering their tax liability in connection with such vesting or settlement; and provided that with respect to Sierra Ventures VI, L.P. and SV Associates VI, L.P. (funds which are affiliated with one of our directors and as of March 16, 2010 held an aggregate of 2,688,754 shares of our common stock and convertible notes convertible into an aggregate of 123,424 shares of our common stock), the lock-up restriction does not apply to distributions of shares to the general and limited partners of such funds following the initial 30 days of the lock-up period and that the recipients of such shares would not be subject to the lock-up restriction; and provided further that with respect to us, the lock-up restriction does not apply to, among other exceptions, the issuance and sale of our common stock to GSK pursuant to any exercise by GSK of its right following the end of each calendar quarter to purchase its pro rata portion of shares that we issued in the preceding quarter (not including the shares of common stock offered by this prospectus supplement, for which GSK has waived its right). See "Description of Capital Stock" in the accompanying prospectus for a description of such right.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares of common stock for sale to their online brokerage account holders.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters or their affiliates may provide in the future commercial and investment banking, financial advisory and investment management services to us and our affiliates in the ordinary course of business, for which they will receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

  (a)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP, Redwood City, California. Davis Polk & Wardwell LLP, Menlo Park, California, is counsel to the underwriters in connection with this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in their report, which is incorporated by reference in this prospectus supplement, the prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS

$200,000,000

Debt Securities
Common Stock
Warrants

        We may, from time to time, offer and sell debt securities, shares of common stock and warrants, either separately or in units, in one or more offerings. The debt securities and warrants may be convertible into or exercisable or exchangeable for common stock or debt securities. We will specify in the accompanying prospectus supplement or term sheet more specific information about any such offering. The aggregate initial offering price of all securities sold under this prospectus will not exceed $200,000,000.

        We may offer these securities independently or together in any combination for sale directly to investors or through underwriters, dealers or agents. We will set forth the names of any underwriters, dealers or agents and their compensation in the accompanying prospectus supplement or term sheet.

        This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

        Our common stock is traded on the Nasdaq Global Market under the symbol "THRX." On July 22, 2009, the closing price of our common stock on the Nasdaq Global Market was $13.13 per share.

        Investing in our securities involves risks. See the section entitled "Risk Factors" in the accompanying prospectus supplement and in the documents we incorporate by reference in this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 1, 2009.

        You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration, or continuous offering, process. Under this shelf registration process, we may, from time to time, issue and sell any combination of debt securities, shares of common stock and warrants, either separately or in units, in one or more offerings with a maximum aggregate offering price of $200,000,000.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or term sheet that will contain specific information about the terms of that offering and the offered securities. Any prospectus supplement or term sheet may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement or term sheet. The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement or term sheet, together with additional information described under the heading "Where You Can Find More Information," before making your investment decision.

        Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to "Theravance," "we," "us" and "our" refer to Theravance, Inc. and its subsidiaries.

RISK FACTORS

        Investing in our securities involves risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading "Risk Factors" in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

THERAVANCE, INC.

        Theravance is a biopharmaceutical company with a pipeline of internally discovered product candidates. We are focused on the discovery, development and commercialization of small molecule medicines across a number of therapeutic areas including respiratory disease, bacterial infections and gastrointestinal motility dysfunction. Our key programs include: telavancin for the treatment of serious Gram-positive bacterial infections with Astellas Pharma Inc. (Astellas) and our Horizon program and the Bifunctional Muscarinic Antagonist-beta2 Agonist (MABA) program with GlaxoSmithKline plc (GSK). By leveraging our proprietary insight of multivalency to drug discovery focused primarily on validated targets, we are pursuing a next generation strategy designed to discover superior medicines in areas of significant unmet medical need. None of our product candidates have been approved for marketing and sale and we have not received any product revenue to date.

Corporate Information

        We were incorporated on November 19, 1996 under the name Advanced Medicine, Inc. In April 2002, we changed our name to Theravance, Inc. Our principal executive offices are located at 901 Gateway Boulevard, South San Francisco, California 94080, and our telephone number is (650) 808-6000. Theravance and the Theravance logo are registered trademarks of Theravance, Inc. Trademarks, tradenames or service marks of other companies appearing in this prospectus are the property of their respective owner. Our web site is www.theravance.com. Information contained on our web site does not constitute a part of this prospectus.

 FORWARD-LOOKING STATEMENTS

        When used in this prospectus, the words "expects," "believes," "anticipates," "estimates," "may," "could," "intends," and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading "Risk Factors." Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

        These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

        Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, which may include research activities, preclinical and clinical development of existing product candidates, manufacture of pre-clinical and clinical drug supplies, capital expenditures, working capital, general and administrative expenses and acquisitions of technology or drug candidates.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by the fixed charges.

	Year Ended December 31,
	(in thousands)					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)
For the purposes of computing ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for 2004, 2005, 2006, 2007, 2008 and the three months ended March 31, 2009 were insufficient to cover fixed charges by $102.7 million, $143.2 million, $166.0 million, $160.0 million, $93.6 million and $19.2 million, respectively.

DESCRIPTION OF DEBT SECURITIES

        The following is a summary of the general terms of the debt securities. We will file a prospectus supplement or term sheet that will contain additional terms when we issue debt securities. The terms presented here, together with the terms in a related prospectus supplement or term sheet, will be a description of the material terms of the debt securities. You should also read the indenture under which the debt securities are to be issued and the form of debt securities. Such indenture may be supplemented from time to time. We have filed a form of indenture governing different types of debt securities with the SEC as an exhibit to the registration statement of which this prospectus is a part. All capitalized terms have the meanings specified in the indenture.

        We may issue, from time to time, debt securities, in one or more series. The debt securities we offer will be issued under an indenture between us and the trustee named in the indenture. These debt securities that we may issue include senior debt securities, senior subordinated debt securities, subordinated debt securities, convertible debt securities and exchangeable debt securities. The following is a summary of the material provisions of the form of the indenture filed as an exhibit to the registration statement of which this prospectus is a part. For each series of debt securities, the applicable prospectus supplement or term sheet for the series may change and supplement the summary below.

General Terms of the Indenture

        The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us. For each series of debt securities, any restrictive covenants for those debt securities will be described in the applicable prospectus supplement or term sheet for those debt securities.

        We may issue the debt securities issued under the indenture as "discount securities," which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for United States federal income tax purposes, be treated as if they were issued with "original issue discount," or OID, because of interest payment and other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement or term sheet.

        You should refer to the prospectus supplement or term sheet relating to a particular series of debt securities for a description of the following terms of the debt securities offered by that prospectus supplement or term sheet and by this prospectus:

  •
  the title and authorized denominations of those debt securities;

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  the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of that series of debt securities;

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  the date or dates on which principal and premium, if any, of the debt securities of that series is payable;

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  the interest rate or rates, and the dates from which interest, if any, on the debt securities of that series will accrue, and the dates when interest is payable or the method by which such dates are to be determined;

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  the right, if any, to extend the interest payment periods and the duration of the extensions;

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  if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

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  the place or places where and the manner in which principal of, premium, if any, and interest, if any, on the debt securities of that series will be payable and the place or places where those debt securities may be presented for transfer and, if applicable, conversion or exchange;

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  the period or periods within which, the price or prices at which, the currency or currencies in which, and other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option or the option of a holder of those securities, if we or a holder is to have that option;

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  our obligation or right, if any, to redeem, repay or purchase those debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of those securities, and the terms and conditions upon which the debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to that obligation;

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  the terms, if any, on which the debt securities of that series will be subordinate in right and priority of payment to our other debt;

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  the denominations in which those debt securities will be issuable;

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  if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations or how this portion will be determined;

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  whether those debt securities will be issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

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  whether any securities of that series are to be issued in whole or in part in the form of one or more global securities and the depositary for those global securities;

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  if other than United States dollars, the currency or currencies in which payment of principal of or any premium or interest on those debt securities will be payable;

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  if the principal of or any premium or interest on the debt securities of that series is to be payable, or is to be payable at our election or the election of a holder of those securities, in securities or other property, the type and amount of those securities or other property, or the manner of determining that amount, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

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  any provisions granting special rights to the holders of debt securities upon the occurrence of specified events;

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  the events of default and covenants relating to the debt securities that are in addition to, modify or delete those described in this prospectus;

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  conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

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  whether and upon what terms the debt securities may be defeased, if different from the provisions set forth in the indenture;

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  the nature and terms of any security for any secured debt securities;

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  the terms applicable to any debt securities issued at a discount from their stated principal amount; and

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  any other specific terms of any debt securities.

        The applicable prospectus supplement or term sheet will present material United States federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are to be listed or quoted.

Conversion or Exchange Rights

        Debt securities may be convertible into or exchangeable for shares of our equity securities or other securities. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement or term sheet. The terms will include, among others, the following:

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  the conversion or exchange ratio (or the calculation method);

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  the conversion or exchange period (or how the period will be determined);

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  provisions regarding our ability or the ability of any holder to convert or exchange the debt securities;

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  events requiring adjustment to the conversion or exchange ratio; and

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  provisions affecting conversion or exchange in the event of our redemption of the debt securities.

        These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement or term sheet.

Consolidation, Merger or Sale

        We cannot consolidate with or merge with or into, or transfer or lease all or substantially all of our assets to, any person, unless we are the continuing company or unless the successor entity or person to which our assets are transferred or leased is organized under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, any premium on and any interest on, all the outstanding debt securities and the performance of every covenant and obligation in the indenture to be performed by us. In addition, we cannot complete such a transaction unless immediately after completing the transaction, no event of default under the indenture, and no event that, after notice or lapse of time or both, would become an event of default under the indenture, has occurred and is continuing. When the successor entity or person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we will be discharged from all our obligations under the debt securities and the indenture except in limited circumstances.

        This covenant would not apply to any recapitalization transaction, a change of control affecting us or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

        The indenture provides that the following will be "events of default" with respect to any series of debt securities:

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  failure to pay interest for 30 days after the date payment is due and payable; provided, however, that a valid extension of the interest payment period in accordance with the indenture will not constitute a failure to pay interest;

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  failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise and, in the case of technical or administrative difficulties, only if such default persists for a period of more than three business days;

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  failure to perform other covenants contained in the indenture for the benefit of the debt securities for 75 days after notice is given by the holders of at least 25% in principal amount of the outstanding debt securities of that series or by the trustee as specified in the indenture;

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  certain events in bankruptcy, insolvency or reorganization relating to us; or

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  any other event of default provided in the applicable officer's certificate, resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

        An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. For each series of debt securities, any modifications to the above events of default will be described in the applicable prospectus supplement or term sheet for those debt securities.

        The indenture provides that if an event of default specified in the first, second, third or fifth bullets above occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) to be due and payable immediately. If an event of default specified in the fourth bullet above occurs and is continuing, then the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) will be due and payable immediately, without any declaration or other act on the part of the trustee or any holder. In certain cases, holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of holders of all those debt securities, rescind and annul a declaration of acceleration.

        The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

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  the holder has previously given to the trustee written notice of default and continuance of such default;

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  the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

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  the requesting holders have offered the trustee indemnity for the reasonable expenses and liabilities that may be incurred by bringing the action;

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  the trustee has not instituted the action within 60 days of the request and offer of indemnity; and

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  the trustee has not received inconsistent direction during such 60-day period by the holders of a majority in principal amount of the outstanding debt securities of the affected series.

        We will be required to file annually with the trustee a certificate, signed by one of our officers, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Discharge, Defeasance and Covenant Defeasance

        We can discharge or decrease our obligations under the indenture as stated below.

        We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, and any premium and interest on, the debt securities and any mandatory sinking fund payments.

        Unless otherwise provided in the applicable prospectus supplement or term sheet, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as defeasance. We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as covenant defeasance. We may effect defeasance and covenant defeasance only if, among other things:

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  we irrevocably deposit with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal (including any mandatory sinking fund payments) of, and any premium and interest on, all outstanding debt securities of the series; and

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  we deliver to the trustee an opinion of counsel to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders' U.S. federal income tax treatment of principal, and any premium and interest payments on, the series of debt securities.

        In the case of a defeasance by us, the opinion we deliver must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law occurring, after the date of the indenture, since such a result would not occur under the U.S. federal income tax laws in effect on that date.

        Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

        The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to, among other things:

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  evidence the assumption by a successor entity of our obligations;

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  add to our covenants for the benefit of the holders of debt securities, or to surrender any rights or power conferred upon us;

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  add any additional events of default;

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  cure any ambiguity or omission or correct any inconsistency or defect in the indenture;

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  add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision as to which the modification would apply;

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  add guarantees of or secure any debt securities;

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  establish the forms or terms of debt securities of any series;

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  evidence and provide for the acceptance of appointment by a successor trustee and add to or change any of the provisions of the indenture as is necessary for the administration of the trusts by more than one trustee;

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  modify, eliminate or add to the provisions of the indenture as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939 or under any similar federal statute later enacted, and to add to the indenture such other provisions as may be expressly required by the Trust Indenture Act; and

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  make any other provisions with respect to matters or questions arising under the indenture that will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect the interests of the holders of any outstanding debt securities of any series created prior to the modification in any material respect.

        The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series of debt securities affected by such supplemental indenture then outstanding, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or any supplemental indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

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  extend the final maturity of any debt security;

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  reduce the principal amount or premium, if any;

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  reduce the rate or extend the time of payment of interest;

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  reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration;

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  change the currency in which the principal, and any premium or interest, is payable;

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  impair the right to institute suit for the enforcement of any payment on any debt security when due;

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  if applicable, adversely affect the right of a holder to convert or exchange a debt security; or

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  reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture or for waivers of compliance with or defaults under the indenture with respect to debt securities of that series.

        The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of that series waive any default and its consequences under the indenture except:

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  a default in the payment of, any premium and any interest on, or principal of, any such debt security held by a nonconsenting holder; or

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  a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Registered Global Securities and Book Entry System

        The debt securities of a series may be issued in whole or in part in book-entry form and will be represented by one or more fully registered global securities. We will deposit any registered global securities with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement or term sheet and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities. This means that we will not issue certificates to each holder.

        Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

  •
  by the depositary for the registered global security to its nominee;

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  by a nominee of the depositary to the depositary or another nominee of the depositary; or

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  by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

        The prospectus supplement or term sheet relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

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  ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, these persons being referred to as "participants," or persons that may hold interests through participants;

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  upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

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  any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

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  ownership of beneficial interest in the registered global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary for the registered global security for interests of participants, and on the records of participants for interests of persons holding through participants.

        The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

        So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

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  will not be entitled to have the debt securities represented by a registered global security registered in their names;

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  will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

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  will not be considered the owners or holders of the debt securities under the relevant indenture.

        Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

        We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

        We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. Neither we nor the trustee, or any other agent of ours or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will promptly credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name." We also expect that any of these payments will be the responsibility of the participants.

        If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

        We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as "bearer global securities." We will deposit these securities with a depositary identified in the prospectus supplement or term sheet relating to the series. The prospectus supplement or term sheet relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

Concerning the Trustee

        The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under that indenture. Except as otherwise indicated in this prospectus or any prospectus supplement or term sheet, any action permitted to be taken by a trustee may be taken by such trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, and any premium and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee in New York, New York.

        The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise those rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        If the trustee becomes a creditor of ours, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

No Individual Liability of Incorporators, Stockholders, Officers or Directors

        The indenture provides that no past, present or future director, officer, stockholder or employee of ours, any of our affiliates, or any successor corporation, in their capacity as such, shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

        The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

 DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation, bylaws and governance agreement with GlaxoSmithKline plc (GSK).

        Our authorized capital stock consists of 230,230,000 shares, with a par value of $0.01 per share, of which:

  •
  200,000,000 shares are designated as common stock;

  •
  30,000,000 shares are designated as Class A common stock; and

  •
  230,000 shares are designated as preferred stock.

        At June 30, 2009, we had outstanding 53,789,889 shares of common stock, 9,401,499 shares of Class A common stock and no shares of preferred stock. All of our outstanding Class A common stock is held by GSK and its affiliates. In addition, as of June 30, 2009, an aggregate of 11,886,180 shares of our common stock were subject to outstanding options and restricted stock unit awards. At June 30, 2009, 76,500 shares of our outstanding common stock held by our employees and officers were subject to a lapsing right of repurchase in our favor, under which we may repurchase these shares upon the termination of the holder's employment or consulting relationship.

Common Stock

Voting Rights

Generally

        Unless otherwise provided for in our certificate of incorporation or required by applicable law, on all matters submitted to our stockholders for vote, our common stockholders and Class A common stockholders will be entitled to one vote per share, voting together as a single class.

Class A common stock

        GSK holds all outstanding shares of our Class A common stock. If GSK's ownership of our voting stock becomes greater than 50.1%, then the Class A common stock will have the right to elect one third of the aggregate number of directors comprising our board of directors and one half of our independent directors. See "—Voting Rights For the Election of Directors/Board of Directors Composition" and "—Governance Agreement" for a more detailed description of the rights of GSK as the holder of our Class A common stock with respect to board of directors composition.

Dividends

        Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock and Class A common stock shall be entitled to share equally in any dividends that our board of directors may determine to pay from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of common stock and Class A common stock shall receive common stock, or rights to acquire common stock, as the case may be.

Liquidation

        Upon our liquidation, dissolution or winding-up, the holders of common stock and Class A common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Optional Conversion of Class A Common Stock

        All shares of our Class A common stock are held by GSK. GSK may convert each share of Class A common stock into one share of common stock at any time. All shares of Class A common stock so converted will be retired and cancelled.

Voting Rights for the Election of Directors/Board of Directors Composition

Authorized Number of Directors

        Our certificate of incorporation and bylaws provide that our board of directors may consist of any number of directors, greater than or equal to one, provided that at any time that GSK's percentage ownership of our voting stock is 50.1% or greater, the authorized number of directors on our board of directors will be no less than nine, or any greater number that is divisible by three. We will increase or decrease the size of our board of directors and fill any newly created directorships as appropriate to achieve our board of directors composition required by our governance agreement with GSK. We will have the right to decrease the size of our board of directors without GSK's consent (and, if desired, to increase it again without GSK's consent to no more than 13 seats), so long as GSK does not lose its right to designate the directors or independent directors pursuant to the governance agreement.

        Our certificate of incorporation provides that, if (and so long as) GSK holds 50.1% or more of our outstanding stock, the holders of a majority of the shares of Class A common stock voting as a separate class, shall be entitled to elect one third of our board of directors, plus one half of our independent directors.

        For these purposes, "independent directors" include all of our directors that qualify as independent under applicable exchange listing rules, provided that the independent directors nominated by GSK must also be independent of GSK.

        All other directors are elected by a plurality of holders of our common stock and Class A common stock, voting together as a single class.

Vacancies on Our Board of Directors

        GSK has the right to nominate any replacement for a director nominated by GSK at the end of that director's term or upon removal from office, subject to the approval (with respect to independent directors) of a majority of the directors (other than any director nominated by GSK) with respect to nominations pursuant to the governance agreement. A majority of the directors that were not nominated by GSK have the right to nominate any replacement for a director that was not nominated by GSK.

Preferred Stock

        Our certificate of incorporation authorizes 230,000 shares of Series A junior participating preferred stock that are purchasable upon exercise of the rights under our rights agreement. See "—Rights Agreement". These shares are:

  •
  not redeemable;

  •
  entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of our common stock;

  •
  in the event of a liquidation, dissolution or winding up, entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any declared but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of common stock;

  •
  entitled to 1,000 votes, voting together with our common stock;

  •
  in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, entitled to receive 1,000 times the amount received per share of our common stock; and

  •
  entitled to anti-dilution protections.

Corporate Opportunities

        Our certificate of incorporation acknowledges that we and GSK may generally pursue any business opportunities available to us, and have no obligation to offer any business opportunities to the other party. In addition, pursuant to our certificate of incorporation, as between us and GSK and its affiliates, we renounce our interest in and waive any claim that a corporate or business opportunity constituted a corporate opportunity for us so long as the policy regarding treatment of corporate opportunities set forth in our certificate of incorporation is followed. Pursuant to the policy set forth in our certificate of incorporation, a corporate or business opportunity offered to any person who is our director and who is also a director, officer or employee of GSK, will belong to us only if the opportunity is expressly offered to such person primarily in his or her capacity as our director. Otherwise the opportunity will belong to GSK. Our certificate of incorporation provides that these provisions may only be amended by the affirmative vote of at least 85% of the voting power of all shares of our voting stock then outstanding.

Governance Agreement

        The following summary describes the material provisions of our governance agreement with GSK. The governance agreement contains agreements with GSK relating to our corporate governance and future acquisitions or dispositions of our securities by GSK and was put in place in connection with the addition of call and put features on our shares of common stock that expired on September 12, 2007. The rights and obligations of GSK vary based on the level of GSK's ownership of our outstanding securities having the right to vote generally in any election of our directors, referred to in this Section "—Governance Agreement" as our "voting stock." As of June 30, 2009, GSK held 14.9% of our voting stock. As described further below, the governance agreement imposes limitations and conditions on GSK's ability to increase its ownership of our voting stock.

If GSK's Ownership of Our Voting Stock is Greater than 50.1%

Agreements Related to Our Board of Directors

Composition of Our Board of Directors

        Our board of directors will include:

  •
  a number of nominees designated by GSK equal to one-third of the aggregate number of directors comprising our board of directors at that time;

  •
  two of our officers nominated by the nominating committee of our board of directors; and

  •
  the remaining members of our board of directors will be independent directors.

        An independent director is a director that complies with the independence requirements for directors with respect to us for companies listed on the Nasdaq Global Market and has business or technical experience, stature and character as is commensurate with service on the board of directors of a publicly traded company. In addition, upon its request, GSK may designate nominees for half of the total number of independent directors. These independent director nominees must be reasonably acceptable to the members of the board of directors not nominated by GSK and must meet the qualifications of an independent director both with respect to us and with respect to GSK. An equal number of independent directors will be nominated by the directors of our board of directors (excluding the directors nominated by GSK). If GSK's percentage ownership of our voting stock falls below 50.1% (subject to certain limitations), then the term of each director nominated by GSK pursuant to this provision will automatically cease.

        Any committee of our board of directors must contain at least one director nominated by GSK except for:

  •
  a committee representing the interests of the holders of common stock;

  •
  a committee of independent directors constituted for the purposes of making any determination that is to be made under the terms of the governance agreement or our certificate of incorporation; or

  •
  a committee in which membership of a director nominated by GSK would be prohibited by applicable law, regulation or stock exchange or trading system listing requirement.

Approval by a Majority of GSK Nominated Directors of Certain Actions

        The approval of a majority of the directors nominated by GSK will be required to approve any of the following:

  •
  our acquisition of any business or assets that would constitute a substantial portion of our business or assets;

  •
  the sale, lease, license, transfer or other disposal of a substantial portion of our business or assets, tangible or intangible, other than dispositions of assets over which GSK has no contractual rights pursuant to agreements with us or in the ordinary course of business; or

  •
  the repurchase or redemption of any of our equity securities other than (A) redemptions required by the terms of our voting stock or securities convertible into, exchangeable for or exercisable for our voting stock, (B) purchases made at fair market value in connection with any deferred compensation plan that we maintain and (C) repurchases of unvested or restricted stock at or below cost pursuant to a compensation plan.

Limitations and Exceptions to GSK's Rights to Acquire Our Securities

Limitation on Acquisition of our Equity Securities by GSK

        Except as agreed to by us in writing following approval by a majority of our independent directors, GSK may not, directly or indirectly:

  •
  acquire any of our equity securities or any rights, warrants, options or securities convertible into equity securities;

  •
  make or participate in any solicitation of proxies to vote from any holders of our equity securities;

  •
  form or participate in a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, with any person not bound by the terms of the governance agreement with respect to any of our voting stock;

  •
  acquire any of our assets or rights to purchase any of our assets except for assets offered for sale by us or the acquisition or purchase of our assets pursuant to the existing agreements that we have in place with GSK;

  •
  enter into any arrangement or understanding with others to do any of the actions listed immediately above; and

  •
  act together with others to offer to us or any of our stockholders any business combination, restructuring, recapitalization or similar transaction involving us or otherwise seek together with others to control, change or influence the management, board of directors or our policies or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by our stockholders.

Permitted GSK Purchases of Our Equity Securities From Us

        GSK may acquire our equity securities from us in the following circumstances:

  •
  if we issue equity securities to a third party (other than pursuant to exercise of options issued as compensation to our directors, officers, employees or consultants), GSK may purchase all or a portion of the number of equity securities that would bring GSK's percentage ownership of our voting stock to the same level that it was at immediately prior to the issuance of equity securities to the third party at the same price at which the equity securities were sold to the third party;

  •
  the purchase, on a quarterly basis, of equity securities comparable to those that are issued as compensation to our directors, officers, employees or consultants during the preceding quarter pursuant to option exercises or vesting of restricted stock, at the fair market value at the time of GSK's notification to us of its intention to purchase such equity securities that would bring GSK's percentage ownership of our voting stock to the same level that it was at immediately prior to such issuances or vesting;

  •
  the acquisition of additional equity securities issued in connection with a stock split or recapitalization;

  •
  the purchase of equity securities for a pension plan or benefit plan for the benefit of GSK's employees; and

  •
  GSK may purchase additional equity securities if we have determined to sell equity securities to pay all or any portion of the milestones that we may owe GSK pursuant to our existing agreements with GSK. In this event, GSK has the first right to purchase the additional equity securities on the terms that we intend to sell the equity securities; provided that, the voting stock held by GSK at such time was acquired in accordance with the terms of the governance agreement and our certificate of incorporation.

Permitted GSK Purchases of Equity Securities from Our Stockholders

        GSK may acquire our equity securities from our stockholders in the following circumstances:

  •
  the acquisition of securities of another biotechnology or pharmaceutical company that owns our equity securities (provided that those shares will be subject to the provisions of the governance agreement on the same basis as GSK's shares of Class A common stock); or

  •
  the making of an offer to acquire equity securities if (a) a person or group (other than GSK) acquires 20% or more of our voting stock or (b) our board of directors formally acts to facilitate a change in control of us (other than with GSK), subject to the following conditions:

  •
  that the offer be an offer for 100% of our voting stock;

  •
  that the offer include no condition as to financing; and

  •
  that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares or voting their shares in favor of the offer.

        The term "change in control" is referred to as (i) an acquisition of us by a third party (ii) any transaction or series of related transactions (including mergers, consolidations and other forms of business consolidations) after which our continuing stockholders hold less than 50% of the outstanding voting securities of either us or the entity that survives the transaction (or the parent of the surviving entity) or (iii) the sale, lease, license, transfer or other disposal of all or substantially all of our business or assets (except that the sale, license or transfer to another party of any of our assets in the ordinary course of business will not be considered a change in control of us if GSK has no contractual rights under our existing agreements with GSK over our asset sold, licensed or transferred).

        GSK can make an offer to our stockholders to merge with us or otherwise acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to 100%, subject to the following conditions:

  •
  that the offer occurs on or after September 1, 2012;

  •
  that the offer includes no conditions to financing;

  •
  that the offer is approved by a majority of our independent directors; and

  •
  that the offer includes a condition that the holders of a majority of the shares of our voting stock not owned by GSK accept the offer by tendering their shares in the offer.

        GSK can make an offer to our stockholders to acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to 100%, subject to the following conditions:

  •
  that the offer occurs before September 1, 2012;

  •
  that the offer includes no condition as to financing;

  •
  that the offer is approved by a majority of our independent directors;

  •
  that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

  •
  that the offer is for the greater of (a) the fair market value per share on the date immediately preceding the date of the first public announcement of the offer or (b) $162.75 per share (as adjusted to take into account stock dividends, stock splits, recapitalizations and the like).

Limitations on Disposition of Our Equity Securities by GSK

        If GSK's percentage ownership of our voting stock becomes 50.1% or greater before September 1, 2012, then GSK may not sell or transfer any voting stock held by it until September 1, 2012. GSK is permitted to sell or transfer its voting stock in connection with a change in control of us that is approved by a majority of our independent directors. In the event that the prohibition on the disposition of voting stock by GSK expires on September 1, 2012, if GSK disposes of any of our voting stock, GSK shall not be able to purchase any of our voting stock for one year after such disposition without the prior approval of a majority of our independent directors.

Voting Arrangements

Agreement to Vote

        GSK shall vote the voting stock held by it (at GSK's election) either (i) in accordance with the recommendation of our independent directors or (ii) in proportion to the votes cast by the other holders of our voting stock.

Exceptions to Agreement to Vote

        GSK can vote as it chooses on any proposal to:

  •
  effect a change in control of us;

  •
  effect the acquisition by us of any business or assets that would constitute a substantial portion of our business or assets;

  •
  effect the sale, license or transfer of all or a substantial portion of our business or assets unless GSK has no contractual rights over the business or assets in question pursuant to our strategic alliance agreement with GSK, and such sale, license or transfer occurs in the ordinary course of business; or

  •
  issue equity securities to one or more parties (other than in a public offering) that would result in that party or parties holding 20% or more of our voting stock.

        If a person or group acting in concert acquires 20% or more of our voting stock, GSK may vote its voting stock without any restrictions.

Grant of Proxy

        GSK grants an irrevocable proxy coupled with an interest in all voting stock owned by GSK to our board of directors. This proxy will enable the proxyholder to vote or otherwise act with respect to all of GSK's voting stock in the manner required by the governance agreement.

If GSK's Ownership of Our Voting Stock is Less Than 50.1%

Limitations and Exceptions to GSK's Rights to Acquire Our Securities

Limitation on Acquisition of our Equity Securities by GSK

        Except as agreed to by us in writing following approval by a majority of our independent directors, GSK will have the same limitations on the acquisition of our equity securities as are described above in "—Governance Agreement—If GSK's Ownership of Our Voting Stock is Greater than 50.1%—Limitations and Exceptions to GSK's Rights to Acquire Our Securities."

Permitted GSK Purchases of Our Equity Securities From Us

        GSK may acquire our equity securities from us under the same circumstances that it is allowed to acquire our equity securities as are described above in "—Governance Agreement—If GSK's Ownership of Our Voting Stock is Greater than 50.1%—Limitations and Exceptions to GSK's Rights to Acquire Our Securities."

Permitted GSK Purchases of Equity Securities from Our Stockholders

        GSK may acquire our equity securities from our stockholders under the same circumstances that it is allowed to acquire our equity securities from our stockholders as are described above in "—Governance Agreement—If GSK's Ownership of Our Voting Stock is Greater than 50.1%—Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK can make an offer to our stockholders to acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to no greater than 60%, subject to the following conditions:

  •
  that the offer occurs on or after September 1, 2008;

  •
  that the offer includes no condition as to financing;

  •
  that the offer is approved by a majority of our independent directors;

  •
  that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

  •
  that the shares purchased will be subject to the provisions of the governance agreement on the same basis as the shares of GSK's Class A common stock.

Limitation on Disposition of Our Equity Securities by GSK

        Prior to September 1, 2012, GSK is only permitted to dispose of our voting stock through (i) a public offering, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended, or (iii) in connection with a change in control of us that is approved by a majority of our independent directors.

Voting Arrangements

Agreement to Vote

        GSK shall vote the voting stock held by it (at GSK's election) either (i) in accordance with the recommendation of our independent directors or (ii) in proportion to the votes cast by the other holders of our voting stock.

Exceptions to Agreement to Vote

        GSK can vote as it chooses on any proposal to:

  •
  issue equity securities to one or more parties (other than in a public offering) that would result in that party or parties holding 20% or more of our voting stock; or

  •
  effect a change in control of us.

        If a person or group acting in concert acquires 20% or more of the voting stock, GSK may vote its voting stock without any restrictions.

Grant of Proxy

        GSK grants an irrevocable proxy coupled with an interest in all voting stock owned by GSK to our board of directors. This proxy will enable the proxyholder to vote or otherwise act with respect to all of GSK's voting stock in the manner required by the governance agreement.

Severance Arrangements

        We agree not to enter into or amend any existing contract with any of our directors, officers or employees that would provide for any payment, vesting of common stock, acceleration or other benefit or right contingent upon (i) GSK's purchase of shares of Class A common stock, (ii) the exercise by GSK of any of its rights under the governance agreement to representation on our board of directors or (iii) GSK's purchase of any equity securities not prohibited by the governance agreement.

Amendments; Termination

        The governance agreement provides that its provisions may be amended only if the amendment is in writing and signed by GSK and us, and that no amendment will be effective without the approval of a majority of our independent directors.

        The provisions of the governance agreement will terminate at the earliest of (i) when GSK beneficially owns 100% of our outstanding voting stock, (ii) the effective time of a change in control of us and (iii) September 1, 2015.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaw Provisions, Our Rights Agreement and our Governance Agreement with GSK

        Provisions of Delaware law and our certificate of incorporation and bylaws, our rights agreement and our governance agreement with GSK could make an acquisition of us by a third party and the removal of our incumbent officers and directors more difficult. These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids and are intended to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  our board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, such person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and officers; or

  •
  on or subsequent to such date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders.

        A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

        Pursuant to the terms of our governance agreement with GSK, we have agreed that we will exempt GSK from the application of Section 203 of the Delaware General Corporation Law. Under the governance agreement, GSK is subject to certain limitations in its ability to acquire our shares of capital stock. See "—Governance Agreement."

        Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our bylaws provide that special meetings of the stockholders can only be called by the Chairman of our board of directors, the chief executive officer, our board of directors or the request of stockholders holding at least 66 2/3% of the outstanding common stock. These provisions, which require the vote of stockholders holding at least 66 2/3% of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Rights Agreement

        Under our rights agreement, each share of our common stock and Class A common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a price of $209.25 for each, one one-thousandth of a share of Series A junior participating preferred stock, (each subject to adjustment) under circumstances provided for in the rights agreement. The purpose of our rights agreement is to:

  •
  give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

  •
  deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

  •
  prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

        The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer. Until a "distribution date" occurs, the rights will:

  •
  not be exercisable;

  •
  be represented by the same certificate that represents the shares with which the rights are associated; and

  •
  trade together with those shares.

        The rights will expire at the close of business on October 8, 2014, unless earlier redeemed or exchanged by us. Following a "distribution date," the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock. A "distribution date" would occur upon the earlier of:

  •
  ten business days after a public announcement that the person has become an "acquiring person;" or

  •
  ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an "acquiring person."

        A holder of rights will not, as such, have any rights as a stockholder, including the right to vote or receive dividends.

        Under our rights agreement, a person becomes an "acquiring person" if the person, alone or together with a group, acquires beneficial ownership of 19% or more of the outstanding shares of our common stock. GSK is not an "acquiring person" under our rights agreement for so long as GSK is in compliance with the terms of our governance agreement with GSK. In addition, an "acquiring person" shall not include us, any of our subsidiaries, or any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

        If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value of two times the purchase price. If, following a public announcement that a person has become an acquiring person:

  •
  we merge or enter into any similar business combination transaction and we are not the surviving corporation; or

  •
  50% or more of our assets, cash flow or earning power is sold or transferred;

then each holder of a right, other than the acquiring person, will be entitled to purchase a number of shares of common stock of the surviving entity having a market value of two times the purchase price.

        After a person becomes an acquiring person, but prior to such person acquiring 50% of our outstanding common stock, our board of directors may exchange each right, other than rights owned by the acquiring person, for

  •
  one share of common stock;

  •
  one one-thousandth of a share of our Series A junior preferred stock; or

  •
  a fractional share of another series of preferred stock having equivalent value.

        At any time until a person has become an acquiring person, our board of directors may redeem all of the rights at a redemption price of $0.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

        For so long as the rights are redeemable, our board of directors may amend any provisions in the rights agreement without stockholder consent. After the rights are no longer redeemable, our board of directors may only amend the rights agreement without stockholder consent if such amendment would not change the amendment provisions, adversely affect the interests of the holders of rights, or cause the rights to again become redeemable. Despite the foregoing, at no time may the redemption price of the rights be amended or changed.

        The adoption of the rights agreement and the distribution of the rights should not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable in accordance with the rights agreement.

Registration Rights

        Certain holders of our common stock and GSK are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investors' rights agreement and are described below. The registration rights under the investors' rights agreement with respect to holders of our common stock will expire October 5, 2009, or, with respect to an individual holder holding two percent or less of our outstanding capital stock, when such holder is able to sell all of its shares in a single transaction pursuant to Rule 144 under the Securities Act. The registration rights under the investors' rights agreement with respect to holders of our Class A common stock will expire on the earlier of September 12, 2014, or, with respect to an individual holder of Class A common stock holding two percent or less of our outstanding capital stock, when such holder is able to sell all of its shares in a single transaction pursuant to Rule 144 under the Securities Act.

Demand Registration Rights

        The holders of shares of common stock having demand registration rights under the investors' rights agreement have the right to require that we register their common stock, provided such registration relates to not less than 50% in aggregate of our then outstanding shares of common stock having demand registration rights. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

        If we register any securities for public sale, the stockholders with piggyback registration rights under the investors' rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

S-3 Registration Rights

        While we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the investors' rights agreement can request that we register their shares, provided that such registration relates to not less than 10% in aggregate of our then outstanding shares of common stock having S-3 registration rights and the total price of the shares of common stock offered to the public is at least $1,000,000. The holders of S-3 registration rights may only require us to file two Form S-3 registration statements in any 12-month period. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these S-3 registration rights.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock and the rights is The Bank of New York Mellon.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of debt securities, common stock, or any combination thereof. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

        The applicable prospectus supplement or term sheet relating to any particular issue of warrants will describe the terms of the warrants, including, as applicable, the following:

  •
  the title of the warrants;

  •
  the aggregate number of the warrants;

  •
  the price or prices at which the warrants will be issued;

  •
  the designation, terms and number of shares of common stock or principal amount of debt securities purchasable upon exercise of the warrants;

  •
  the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

  •
  the date, if any, on and after which the warrants and the related debt securities or common stock will be separately transferable;

  •
  the price at which each share of common stock or underlying debt securities purchasable upon exercise of the warrants may be purchased or the manner of determining such price;

  •
  the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

  •
  the minimum or maximum amount of the warrants which may be exercised at any one time;

  •
  information with respect to book- entry procedures, if any;

  •
  a discussion of certain federal income tax considerations; and

  •
  any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

        We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

 PLAN OF DISTRIBUTION

        We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents. The prospectus supplement or term sheet will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the securities and the proceeds to us from the sale;

  •
  any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

  •
  any public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

        Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, us or our subsidiaries in the ordinary course of business.

        We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

        The securities may or may not be listed on a national securities exchange. In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short- covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

        If so indicated in the prospectus supplement or term sheet relating to a particular series or issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

        Certain legal matters relating to the issuance of the securities offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California and Shearman & Sterling LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements of Theravance, Inc. appearing in Theravance, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Theravance, Inc.'s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S- 3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1- 800- SEC- 0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC's web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

        The SEC permits us to "incorporate by reference" the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 26, 2009.

  •
  all information in our proxy statement filed with the SEC on March 9, 2009 to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2008.

  •
  our Quarterly Report on Form 10-Q filed on May 7, 2009.

  •
  the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on September 27, 2004, including any amendment or report filed for the purpose of updating such description.

        We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part until the offering of the particular securities covered by a prospectus supplement or term sheet has been completed. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

        You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by calling us at (650) 808-6000 or by writing to us at the following address:

Theravance, Inc.
901 Gateway Boulevard
South San Francisco, CA 94080
Attn: Investor Relations